parmalat

07022485

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

SUPPL

Collecchio, March 29, 2007

Re: Parmalat S.p.A. File No. 82-34888
Information Furnished Pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Ladies and Gentlemen:

The enclosed is being submitted to the Securities and Exchange Commission (the "Commission") by Parmalat S.p.A., a stock corporation organized under the laws of the Republic of Italy (the "Company"), pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in order to maintain the Company's exemption from Section 12(g) of the Exchange Act under Rule 12g3-2(b) of the Exchange Act.

All information and documents furnished herewith, and which may be furnished in the future, to the Commission by the Company under Rule 12g3-2(b) are being, and in the future will be, furnished to the Commission with the understanding that, in accordance with the terms of paragraph (b)(4) of Rule 12g3-2(b), such information and documents will not be deemed "filed" with the Commission, or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Should you require any additional information, or if you have any questions, please contact the undersigned.

Kindly acknowledge receipt of this letter and accompanying materials and documents by stamping and returning the enclosed copy of this letter provided for your convenience.

Very Truly Yours,

Parmalat S.p.A.
Corporate Affairs

Antonella Rigolli

PROCESSED
APR 13 2007
THOMSON FINANCIAL

Enclosures

Dw 4/10

parmalat

PRESS RELEASE

Class Action U.S.A. - Clarification

In reference to news articles which appeared in the press today, Parmalat S.p.A. clarifies that it is not connected with the partial agreement for approximately 50 million dollars undertaken between Banca Nazionale del Lavoro (BNL), the Crédit Suisse Group and the investors who undertook the "*class action*" in the USA. Moreover, this so-called "*class action*" has not as yet been confirmed as such by the U.S. Court of law.

Milano, 29 March 2007

Parmalat S.p.A.

Corporate Affairs contact:
e-mail: affari.societari@parmalat.net

parmalat

PRESS RELEASE

Dividend year 2006: payment and value date

Parmalat S.p.A. communicates that, as anticipated in the press release of 26 October 2006, the dividend proposed by the Board of Directors on 21 March 2007, equal to Euro 0.025 per each entitled share, shall be paid from 18 June 2007 with value date 21 June 2007, after the shareholders' meeting of April 2007.

Milano, 21 March, 2007

Parmalat S.p.A.

Corporate contacts:
e-mail: affari.societari@parmalat.net

parmalat

PRESS RELEASE

Board of Directors Meeting

PARMALAT: THE DRAFT OF THE 2006 ANNUAL REPORT IS APPROVED

PARMALAT S.p.A. REPORTS A PROFIT (125.6 million euros) AND PAYS DIVIDENDS FOR MORE THAN 41 MILLION EUROS EQUAL TO 0,025 EURO FOR EACH ENTITLED SHARE

- *NET REVENUES RISE TO 3,844.05 MILLION EUROS (+4.4%)*
- *CONSOLIDATED EBITDA INCREASE TO 350.68 MILLION EUROS (+26.1%)*
- *GROUP INTEREST IN NET PROFIT IS 192.5 MILLION EUROS*
- *NET INDEBTEDNESS DECREASES BY 170 MILLION EURO (-54.0%)*
- *FURTHER GAINS IN IMPROVING THE PRODUCT MIX (FUNCTIONAL MILK)*
- *CONTINUED SUCCESSFUL IMPLEMENTATION OF PROGRAMS TO OPTIMIZE PROCUREMENT COST PROCESSES AND REGAIN MANUFACTURING AND ORGANIZATIONAL EFFICIENCY*

Consolidated Financial Highlights *(in millions of euros)*

	2005 pro forma (*)	2005 (pro forma reclassified) (**)	2006	% change
Net revenues	**3,876.26**	**3,680.98**	**3,844.05**	**+4.4%**
EBITDA	**278.09**	**278.09**	**350.68**	**+26.1%**
Group interest in net profit (loss)	**(0.3)**	**(0.3)**	**192.5**	**n.m.**
Net indebtedness	**(369.3)**	**(369.3)**	**(170.0)**	**(54.0%)**

(*) Approved at the Shareholders' Meeting of April 29, 2006.
(**) The adjustments compared with the financial statements approved at the abovementioned Shareholders' Meeting are discussed in the section of the Annual Report entitled "Adjustments to the Financial Statements at December 31, 2005."

Parmalat S.p.A. announces that its Board of Directors, meeting today under the chairmanship of Raffaele Picella, approved the draft of the 2006 Statutory and Consolidated Financial Statements.

Parmalat Group

When making year-over-year comparisons with the data for 2006, it is important to keep in mind that the 2005 consolidated financial statements refer essentially to the fourth quarter of 2005, since the assets and liabilities of the companies included in the proposal of composition with creditors were transferred to Parmalat on October 1, 2005. In 2006, in keeping with best industry practices, the Company also changed the accounting classification it assigns to certain types of discounts and trade promotions it provides to retail chains. As a result of this change, discounts and trade promotions, which previously were booked as distribution cost, are being deducted from sales revenues. The corresponding items in the 2005 pro forma income statements have been reclassified accordingly. Consequently, in order to allow a comparison between homogeneous data, this press release shows the 2006 data computed in accordance with the new classification criteria and the pro forma 2005 data reclassified on the same basis.

In 2006, **consolidated net revenues** increased to 3,844.05 million euros, or 4.4% more than in 2005.

EBITDA were up 26.1%, rising to 350.68 million euros (278.09 million euros at December 31, 2005), equal to 9.1% of revenues, posting a gain of 1.6 percentage points compared with 2005 (7.6%), despite a weak performance by the Spanish operations.
This improvement reflects a favorable shift in the sales mix, the implementation of measures to increase manufacturing and distribution efficiency and a positive change in foreign exchange rates. Specifically, changes in exchange rates boosted revenues by 33.36 million euros (0.9% of revenues) and EBITDA by 1.91 million euros (0.5% of EBITDA). A decrease in writedowns of current assets and other provisions (34.8 million euros in 2005 and 5.0 million euros in 2006) also contributed to increasing EBITDA in 2006.

A breakdown of revenues and EBITDA by geographic region is provided below:

	2005 Pro Forma					2006				
	Net Revenues					Net Revenues				
(in millions of euros)	Net revenues	Restat. for new classif. criteria	Restated net revenues	EBITDA	*EBITDA as a % of revenues*	Net revenues	Restat. for new classif. criteria	Restated net revenues	EBITDA	*EBITDA as a % of revenues*
Italy	1,147.70	(156.25)	991.45	72.12	*7.3*	1,156.33	(171.42)	984.91	105.13	*10.7*
Canada	1,338.11	(1.78)	1,336.34	104.95	*7.9*	1,382.72	(1.46)	1,381.25	123.11	*8.9*
Australia	425.14	(14.98)	410.15	39.59	*9.7*	435.06	(17.14)	417.92	39.51	*9.5*
Africa (consolidated data)	328.31	(3.57)	324.74	38.52	*11.9*	348.52	(4.68)	343.84	39.88	*11.6*
Spain	207.67	(7.29)	200.38	10.06	*5.0*	190.74	(6.86)	183.88	(0.97)	*(0.5)*
Portugal	67.79	(5.65)	62.14	8.13	*13.1*	81.34	(17.57)	63.77	7.12	*11.2*
Russia	41.80	(0.35)	41.45	5.93	*14.3*	57.73	(0.47)	57.27	9.91	*17.3*
Romania	10.67	(0.36)	10.31	2.96	*28.7*	12.10	(0.42)	11.68	1.65	*14.1*
Nicaragua	25.66		25.66	(0.35)	*(1.4)*	26.08		26.08	3.52	*13.5*
Cuba	1.30		1.30	(0.19)	*(14.6)*	3.59		3.59	1.96	*54.5*
Venezuela	152.85	(3.93)	148.92	10.00	*6.7*	199.04	(4.48)	194.56	27.76	*14.3*
Ecuador **	0.01		0.01	(1.05)	*n.m.*	3.25	(0.00)	3.25	(0.65)	*n.m.*
Colombia	102.11	(1.11)	100.99	10.55	*10.5*	109.57	(1.28)	108.29	10.92	*10.1*
Other *	27.15	0.00	27.15	(23.14)	*(85.2)*	63.76	0.00	63.76	(18.17)	*n.m.*
Total for the Group	**3,876.26**	**(195.28)**	**3,680.98**	**278.09**	***7.6***	**4,069.82**	**(225.78)**	**3,844.05**	**350.68**	***9.1***

** Other: Changes in scope of consolidation (Boschi, Newlat, Carnini), holding companies and eliminations.*
*** Ecuador: The local subsidiary restarted operations in 2006.*
**** Australia: The result of the Australian joint venture, which contributed 2.63 million euros, was classified below the EBITDA line in 2006 and above the EBITDA line in 2005.*

An overview of the performance of the Group's operations in the main countries is provided below:

In **Italy,** consolidated revenues totaled 948.91 million euros, or 0.7% less than the 991.45 million euros booked in 2005. These amounts do not include the revenues generated by the subsidiaries Boschi, Newlat and Carnini, which were included in the Group's line-by-line consolidated data only recently.
EBITDA increased to 105.13 million euros, for a gain of 33.01 million euros compared with the amount earned in 2005 (72.12 million euros).
The return on sales was 10.7%, up 3.4 percentage points from the 7.3% reported in 2005.
Positive results in all of the main business segments (particularly in the area of functional milks), strong sales of fruit-based beverages (which benefited from an upward trend in the closing months of the year) and efficiency gains at the manufacturing and organizational levels account for this improvement.

In **Canada,** 2006 consolidated revenues totaled 1,381.25 million euros, up from 1,336.34 million euros the previous year (+3.4%).
EBITDA increased to 123.11 million euros, or 18.16 million euros more than the 104.95 million euros reported in 2005. The ratio of EBITDA to net revenues improved from 7.9% to 8.9%.
This positive performance, which was achieved despite a decrease in the number of days available for deliveries and billing (one week less in 2006 compared with 2005), was made possible by an improvement in the product mix, a streamlining of the operating processes and a favorable change in foreign exchange rates.

In **Australia,** consolidated revenues totaled 417.92 million euros, for a gain of 1.9% compared with the 410.15 million euros booked in 2005.
At 39.51 million euros, EBITDA were about the same as in 2005 (39.59 million euros), but the return on sales was down 0.2 percentage points, decreasing to 9.5% (9.7% in 2005).
The benefits produced by gains in manufacturing efficiency and an increased focus on improving the product mix succeeded in offsetting the negative impact of the sale of a 50% interest in the Norco Pauls joint venture, of the costs incurred to unbundle the joint venture and establish a direct sales network (which should be viewed as an investment that will boost revenues and profits in 2007), and of the higher prices paid for petroleum products.

In **Africa,** consolidated revenues continued to grow, rising from 324.74 million euros in 2005 to 343.84 million euros in 2006 (+5.9%). EBITDA improved from 38.52 million euros to 39.88 million euros (+1.36%), but the return on sales contracted from 11.9% to 11.6% (-0.3 percentage points).
The performance of the South African operations reflects the favorable trend of the local economy and was made possible by a successful positioning strategy that included the addition of new wellness products; healthy sales of cheese, UHT milk, yogurt and fruit juices; and rapidly rising consumer demand, which had a significant positive impact on the Group's product line. The positive impact of these developments was partly offset by the loss in value of the local currency (the South African rand) versus the euro.

The Group's interest in net profit amounted to 192.5 million euros, as against a loss of 0.3 million euros in 2005. This remarkable improvement was made possible by the positive performance of the Group's industrial operations and reflects the contribution of the legal settlements finalized in 2006.

At December 31, 2006, the Group's **net indebtedness** amounted to 170.0 million euros, a significant reduction of 199.3 million euros (-58.9%) from the 369.3 million euros owed at the beginning of the year. The balance at December 31, 2006 includes the net financial position of the Venezuelan operations (150.4 million euros) but does not reflect the proceeds generated by the settlement with BNL (112 million euros), which was reached on December 29, 2006 and booked on January 5, 2007.

Factors that had a positive impact on the level of net indebtedness include the following: a cash flow from operations of 183.4 million euros, proceeds from asset sales and other income totaling 185.3 million euros, proceeds from the BPI settlement amounting to 44.5 million euros and a net foreign exchange translation gain of 57.3 million euros.

At the same time, other factors had the reverse effect on net indebtedness. These factors included the following non-recurring transactions: payments of preferential and prededuction claims filed by creditors of Parmalat S.p.A. and Boschi Luigi & Figli S.p.A. (62.4 and 15.2 million euros, respectively); outlays for costs related to the extraordinary administration proceedings (15.8 million euros), expenses incurred to pursue legal actions (55.0 million euros); consolidation of the indebtedness owed by Boschi, Newlat and Carnini (36.3 million euros); and changes in other assets and liabilities (16.2 million euros).

PARMALAT S.p.A.

Net revenues totaled 841.9 million euros, down slightly (-2.46%) from the 863.1 million euros reported at December 31, 2005.

EBITDA increased to 69.5 million euros, or 27.8 million euros more than the 41.7 million euros earned in 2005.

In 2006, the net profit rose to 125.6 million euros, as against a loss of 29.3 million euros in 2005. Significant gains in the results of the industrial operations and the positive impact of the settlements finalized in 2006 account for this improvement.

The Company's **net liquid assets** totaled 341.4 million euros, up from 324.5 million euros at December 31, 2005. This improvement reflects the contribution of a positive cash flow from operations and the proceeds generated by settlements.

At today's meeting, the Board of Directors approved a motion for submission to the Shareholders' Meeting, the subject of which is the payment of a dividend equal to 0,025 euro for each of the 1,468,337,620 ordinary shares issued at 20 March 2007, for a total of euro 41,208,440 beyond the addition to reserve of euro 3,961,736 in compliance with the Proposal of Composition in favour of the Challenging Creditors".

*****

Outlook for the Balance of 2007

In 2007, absent non-recurring transactions and changes in the scope of consolidation, the Group expects to report higher revenues and EBITDA than in 2006, consistent with its performance in the first two months of the current year. These expectations are based on to the assumption of a positive contribution by functional products and the success of marketing and industrial projects that are currently being implemented.

The positive operational results of the countries where the Group operates could partially suffer, in the Group consolidation, of the appreciation in value of the euro versus the currencies of the countries.

Thanks to the collection early in 2007 of the receivables generated by the settlements with BNL, BPM and Deloitte, virtually all of the net indebtedness has been eliminated. Moreover, the Group's operations in the various countries are expected to generate sufficient cash flows to fund their capital investment programs and their debt service obligations.

*****

Corporate Governance

The Board of Directors approved the 2006 Annual Report on Corporate Governance.

Officer Responsible for the Preparation of Corporate Accounting Documents(*)

The Board of Directors, having been informed of the new provisions set forth in Article 154-*bis* of Legislative Decree No. 58 of February 24, 1998, as amended by Article 15, Sections *a)* and *f)*, of Legislative Decree No. 303/06, agreed to submit to the upcoming Extraordinary Shareholders' Meeting a motion to add a special provision to the Bylaws setting forth the professional qualifications required of the Officer responsible for the preparation of corporate accounting documents and to amend Article 20 *bis* of the Bylaws accordingly.

Capital Increase Reserved for the Conversion of Warrants

The Board of Directors, having been informed:

1. that the allocation of Company shares to about 145,000 shareholders resulted in the distribution of about 85 million warrants; and
2. that about 27 million shares with warrants attached still need to be allocated to individual owners;
3. which would require the issuance of 15 million additional warrants;

resolved to submit to the upcoming Shareholders' Meeting a motion to:

- Carry out a further capital increase of 15 million euros, as allowed by Article 5 of the Bylaws, reserved for the exercise of warrants, for a maximum amount of 95 million euros;
- Amend the provision of the "Parmalat S.p.A. 2005-2015 Common Share Warrants" regulations that apply to the amount of share capital that may be reserved for the exercise of warrants, without changing the warrant exercise procedure, the rights of warrant holders, the parties in charge, the expiration deadlines, the tax status, the stock market listing and the rules concerning the manner in which communications should be addressed to warrant holders.

Independent Auditors

As required by Legislative Decree No. 303/06, which amended Article 159 of the Uniform Financial Code, the Shareholders' Meeting convened to approve the Annual Report at December 31, 2006, upon a detailed motion submitted by the Oversight Board, will be asked to vote to extend the duration of the current audit assignment of PricewaterhouseCoopers S.p.A. until the approval of the financial statements for the year ending December 31, 2013.

2007 Forecast Data

The forecast data for 2007 were presented to the Board of Directors and report an expected increase in a range between 3-5% (net revenues). The increase trend for EBITDA is expected between 12-15%. The Group net indebtedness is foreseen to be positive.

(*) "Dirigente Preposto alla redazione dei documenti contabili"

parmalat

Presentation to Investors

The data for the year ended December 31, 2006 and the 2007 forecast data will be presented to the financial community at 10.00 AM (Italian time) – 9.00 AM (GMT) on March 22, 2007 at the Hotel Gallia, in Milan. The live presentation may be followed in one of the following modes:

- webcasting: http:// parmalat.netick.it – USER: parmalat - Password: Parmalat
- audioconferencing by calling the telephone number: +39 02 8020911 – Password: Parmalat

A recording of the same presentation will be available from 5:00 PM (Italian time) on March 22, 2007 until March 30, 2007 using the link provided above.

Financial statement schedules are annexed to this press release.

*****

The draft of the 2006 financial statements discussed above, the Report on Operations for the same year and the motions to distribute a dividend, amend the Bylaws with regard to the professional qualifications required of the Officer responsible for the preparation of corporate accounting documents, and carry out a capital increase reserved for the conversion of warrants will be submitted for approval to the Shareholders' Meeting convened both in ordinary and extraordinary session. The Shareholders' Meeting is scheduled for April 26, 2007, on the first calling for both the ordinary and extraordinary session, for April 27, 2007 on the second calling exclusively for the extraordinary session, and on April 28, 2007 on the second calling for the ordinary session and on the third calling for the extraordinary session.

The draft of the 2006 financial statements and the Report on Operations for the same year, together with the reports of the Board of Directors on the items on the Agenda of the Shareholders' Meeting, will be made available to the public within the deadlines and in the manner required by the applicable statutes.

Parmalat S.p.A.

Milan, March 21, 2007

Corporate contact: e-mail:affari.societari@parmalat.net

parmalat

Balance Sheet and Income Statement

Parmalat S.p.A.

RECLASSIFIED BALANCE SHEET

(in millions of euros)	12/31/06	12/31/05 restated (**)	12/31/05 (*)
NON-CURRENT ASSETS	**1,605.4**	**1,671.8**	**1,704.9**
Intangibles	483.6	499.1	592.4
Property, plant and equipment	138.0	135.7	132.0
Non-current financial assets	964.5	1.021.1	964.6
Deferred-tax assets	19.3	15.9	15.9
AVAILABLE-FOR-SALE ASSETS, NET OF CORRESPONDING LIABILITIES	**7.5**	**7.4**	**7.4**
NET WORKING CAPITAL	**269.4**	**84.9**	**70.5**
Inventories	36.1	32.6	32.6
Trade receivables	225.7	256.4	245.7
Other current assets	298.5	192.1	181.3
Trade payables (-)	(204.0)	(293.3)	(286.2)
Other current liabilities (-)	(86.9)	(102.9)	(102.9)
INVESTED CAPITAL NET OF OPERATING LIABILITIES	**1,882.3**	**1,764.1**	**1,782.8**
PROVISIONS FOR EMPLOYEE BENEFITS (-)	**(40.6)**	**(40.7)**	**(40.7)**
PROVISIONS FOR RISKS AND CHARGES (-)	**(209.2)**	**(214.5)**	**(233.2)**
PROVISION FOR LIABILITIES ON CONTESTED PREFERENTIAL AND PREDEDUCTION CLAIMS	**(22.8)**	**(20.9)**	**(20.9)**
NET INVESTED CAPITAL	**1,609.7**	**1,488.0**	**1,488.0**
Covered by:			
SHAREHOLDERS' EQUITY	**1,951.1**	**1,812.5**	**1,812.5**
Share capital	1,641.5	1,619.9	1,619.9
Reserve for creditor challenges, contested liabilities and claims of late-filing creditors convertible exclusively into share capital	224.9	233.4	233.4
Other reserves	(11.6)	(11.5)	(11.5)
Retained earnings (Loss carryforward)	(29.3)	0.0	0.0
Profit (Loss) for the period	125.6	(29.3)	(29.3)
NET BORROWINGS	**(341.4)**	**(324.5)**	**(324.5)**
Loans payable to banks and other lenders	12.5	17.7	17.7
Loans receivable from (-) and payable to (+) other Group companies	(7.1)	(3.2)	(3.2)
Other financial assets (-)	(206.0)	0.0	0.0
Cash and cash equivalents (-)	(140.8)	(339.0)	(339.0)
TOTAL COVERAGE SOURCES	**1,609.7**	**1,488.0**	**1,488.0**

(*) Approved at the Shareholders' Meeting of April 29, 2006.
(**) The adjustments compared with the financial statements approved at the abovementioned Shareholders' Meeting are discussed in the section of the Annual Report entitled "Adjustments to the Financial Statements at December 31, 2005."

parmalat

Parmalat S.p.A.

RECLASSIFIED INCOME STATEMENT

(in millions of euros)	2006	2005 restated (**)		2005 (*)	
		Actual	*Pro forma (unaudited)*	Actual	*Pro forma (unaudited)*
TOTAL NET REVENUES	**872.7**	**225.0**	**873.7**	**256.6**	**1,021.2**
Revenues from operations	841.9	221.7	863.1	253.3	1,010.6
Other revenues	30.8	3.3	10.6	3.3	10.6
OPERATING EXPENSES		**(211.8)**	**(816.6)**	**(243.4)**	**(964.1)**
Purchases, services and miscellaneous costs	(697.6)	(182.1)	(701.9)	(213.7)	(849.4)
Labor costs	(103.9)	(29.7)	(114.7)	(29.7)	(114.7)
Subtotal	**71.2**	**13.2**	**57.1**	**13.2**	**57.1**
Writedowns of receivables and other provisions	(1.7)	(2.4)	(15.4)	(2.4)	(15.4)
EBITDA	**69.5**	**10.8**	**41.7**	**10.8**	**41.7**
Depreciation, amortization and writedowns of non-current assets	(29.9)	(6.9)	(25.5)	(6.9)	(25.5)
Other revenues and expenses					
- Costs incurred due to the alleged ITX contamination	0.0	(10.8)	(10.8)	(10.8)	(10.8)
- Legal fees for actions to void and actions for damages	(55.0)	(6.9)	(6.9)	(6.9)	(6.9)
- Restructuring costs	0.0	(9.4)	(9.4)	(9.4)	(9.4)
- Additions to provision for losses of investee companies	(42.4)	(7.6)	(7.6)	(7.6)	(7.6)
- Additions to provision for losses of companies under E.A.	0.0	(5.5)	(5.5)	(5.5)	(5.5)
- Miscellaneous revenues and expenses	180.1	2.3	1.8	2.3	1.8
EBIT	**122.3**	**(34.0)**	**(22.2)**	**(34.0)**	**(22.2)**
Financial income	20.5	3.9	21.1	2.6	21.1
Financial expense (-)	(7.7)	(1.6)	(5.9)	(0.3)	(5.9)
PROFIT (LOSS) BEFORE TAXES AND THE RESULT FROM DISCONTINUING OPERATIONS	**135.1**	**(31.7)**	**(7.0)**	**(31.7)**	**(7.0)**
Income taxes	(9.6)	3.8	(0.6)	3.8	(0.6)
NET PROFIT (LOSS) FROM CONTINUING OPERATIONS	**125.5**	**(27.9)**	**(7.6)**	**(27.9)**	**(7.6)**
Net profit (loss) from discontinuing operations	0.1	(1.4)	(4.7)	(1.4)	(4.7)
NET PROFIT (LOSS) FOR THE PERIOD	**125.6**	**(29.3)**	**(12.3)**	**(29.3)**	**(12.3)**

(*) Approved at the Shareholders' Meeting of April 29, 2006.
(**) The adjustments compared with the financial statements approved at the abovementioned Shareholders' Meeting are discussed in the section of the Annual Report entitled "Adjustments to the Financial Statements at December 31, 2005."

Parmalat S.p.A.

STATEMENT OF CHANGES IN NET FINANCIAL POSITION IN 2006

(in millions of euros)	**2006**	**2005**
Net borrowings at beginning of period	**(324.5)**	**0.5**
Changes during the period:		
- Cash flow from operating activities	(116.3)	(76.9)
- Cash flow from investing activities	6.3	(1,582.5)
- Cash flow from financing activities	24.3	(254.7)
- Cash flow from Group financing activities	(3.8)	(3.2)
- Acquisition executed on October 1, 2005	0.0	1,600.8
- Payments of prededuction and preferential claims	62.4	
- Cash flow from discontinuing operations	0.1	(8.8)
- Miscellaneous items	10.0	0.3
Total changes during the period	(17.0)	(325.0)
Net borrowings at end of period	**(341.5)**	**(324.5)**

parmalat

Parmalat Group

RECLASSIFIED CONSOLIDATED BALANCE SHEET

(in millions of euros)	12/31/06	12/31/05 restated (**)	12/31/05 (*)
NON-CURRENT ASSETS	**2,158.5**	**2,305.2**	**2,346.6**
Intangibles	1,290.5	1,405.1	1,567.6
Property, plant and equipment	728.1	719.5	698.3
Non-current financial assets	99.3	138.5	39.8
Deferred-tax assets	40.6	42.1	40.9
AVAILABLE-FOR-SALE ASSETS, NET OF CORRESPONDING LIABILITIES	**24.2**	**118.0**	**100.9**
NET WORKING CAPITAL	**545.4**	**330.8**	**337.6**
Inventories	348.3	332.1	335.6
Trade receivables	530.0	555.5	546.1
Other current assets	406.6	261.8	266.5
Trade payables (-)	(521.0)	(575.6)	(567.7)
Other current liabilities (-)	(218.5)	(243.0)	(242.9)
INVESTED CAPITAL NET OF OPERATING LIABILITIES	**2,728.1**	**2,754.0**	**2,785.1**
PROVISIONS FOR EMPLOYEE BENEFITS (-)	**(122.1)**	**(113.0)**	**(113.0)**
PROVISIONS FOR RISKS AND CHARGES (-)	**(359.5)**	**(373.1)**	**(404.2)**
PROVISION FOR LIABILITIES ON CONTESTED PREFERENTIAL AND PREDEDUCTION CLAIMS	**(24.8)**	**(20.9)**	**(20.9)**
NET INVESTED CAPITAL	**2,221.7**	**2,247.0**	**2,247.0**
Covered by:			
SHAREHOLDERS' EQUITY	**2,051.7**	**1,877.7**	**1,877.7**
Share capital	1,641.5	1,619.9	1,619.9
Reserve for creditor challenges, contested liabilities and claims of late-filing creditors convertible exclusively into share capital	224.9	233.4	233.4
Other reserves	(44.5)	(4.9)	(4.9)
Retained earnings (Loss carryforward)	(0.3)		
Profit (Loss) for the period	192.5	(0.3)	(0.3)
Minority interest in shareholders' equity	37.6	29.6	29.6
NET BORROWINGS	**170.0**	**369.3**	**369.3**
Loans payable to banks and other lenders	694.2	871.0	871.0
Loans payable to investee companies	5.4	3.5	3.5
Other financial assets (-)	(207.8)	(2.1)	(2.1)
Financial accrued income and prepaid expenses (-)		(0.4)	(0.4)
Cash and cash equivalents (-)	(321.8)	(502.7)	(502.7)
TOTAL COVERAGE SOURCES	**2,221.7**	**2,247.0**	**2,247.0**

(a) The schedule that reconciles the result and shareholders' equity at December 31, 2006 of Parmalat S.p.A. and the consolidated result and shareholders' equity is explained in the Notes to the Consolidated Financial Statements.

(*) Approved at the Shareholders' Meeting of April 29, 2006.
(**) The adjustments compared with the financial statements approved at the abovementioned Shareholders' Meeting are discussed in the section entitled "Adjustments to the Financial Statements at December 31, 2005."

Parmalat Group

RECLASSIFIED CONSOLIDATED INCOME STATEMENT

(in millions of euros)	2006	2005 restated (**) Actual	2005 restated (**) Pro forma (unaudited)	2005 (*) Actual	2005 (*) Pr forma (unaudited)
TOTAL NET REVENUES	***3,881.4***	***1,034.5***	***3,706.1***	***1,083.5***	***3,901.4***
Revenues from operations	3,844.0	1,021.6	3,681.0	1,070.6	3,876.3
Other revenues	37.4	12.9	25.1	12.9	25.1
OPERATING EXPENSES	**(3,525.7)**	**(948.7)**	**(3.393,2)**	**(997.7)**	**(3,588.5)**
Purchases, services and miscellaneous costs	(3,047.8)	(824.0)	(2,933.6)	(873.0)	(3,128.9)
Labor costs	(477.9)	(124.7)	(459.6)	(124.7)	(459.6)
Subtotal	**355.7**	**85.8**	**312.9**	**85.8**	**312.9**
Writedowns of receivables and other provisions	(5.0)	(7.0)	(34.8)	(7.0)	(34.8)
EBITDA	**350.7**	**78.8**	**278.1**	**78.8**	**278.1**
Depreciation, amortization and writedowns of non-current assets	(150.5)	(29.7)	(101.7)	(29.7)	(101.7)
Other revenues and expenses:					
- Rebilling of costs incurred due to the alleged ITX contamination	10.4				
- Costs incurred due to the alleged ITX contamination		(10.8)	(10.8)	(10.8)	(10.8)
- Legal fees for actions to void and actions for damages	(55.0)	(6.9)	(6.9)	(6.9)	(6.9)
- Restructuring costs	(12.3)	(9.4)	(9.4)	(9.4)	(9.4)
- Addition to provision for losses of companies under E.A.	(0.3)	(5.5)	(5.5)	(5.5)	(5.5)
- Miscellaneous revenues and expenses	156.5	7.8	30.3	7.8	30.3
EBIT	**299.5**	**24.3**	**174.1**	**24.3**	**174.1**
Financial income	30.6	13.5	13.5	13.5	13.5
Financial expense (-)	(100.9)	(30.7)	(85.1)	(30.7)	(85.1)
Interest in profit (loss) of companies valued by the equity method		(0.3)	(0.2)	(0.3)	(0.2)
Other income from (charges for) equity investments	0.5				
PROFIT (LOSS) BEFORE TAXES	**229.7**	**6.8**	**102.3**	**6.8**	**102.3**
Income taxes	(34.2)	(4.2)	(47.3)	(4.2)	(47.3)
NET PROFIT (LOSS) FROM CONTINUING OPERATIONS	**195.5**	**2.6**	**55.0**	**2.6**	**55.0**
Net profit (loss) from discontinuing operations	(0.1)	(1.4)	(4.7)	(1.4)	(4.7)
NET PROFIT (LOSS) FOR THE PERIOD	**195.4**	**1.2**	**50.3**	**1.2**	**50.3**
Minority interest in net (profit) loss	(2.9)	(1.5)	(5.0)	(1.5)	(5.0)
Group interest in net profit (loss)	192.5	(0.3)	45.3	(0.3)	45.3

Continuing operations:

	2006	2005 restated (**) Actual
Basic earnings per share	**0.1178**	**0.0028**
Diluted earnings per share	**0.1140**	**0.0028**

(*) Approved at the Shareholders' Meeting of April 29, 2006.

(**) The adjustments compared with the financial statements approved at the abovementioned Shareholders' Meeting are discussed in the section entitled "Adjustments to the Financial Statements at December 31, 2005."

parmalat

Parmalat Group

STATEMENT OF CHANGES IN NET FINANCIAL POSITION IN 2006

(in millions of euros)	2006	2005
Net borrowings at beginning of period	**369.3**	**0.5**
Changes during the period:		
- Cash flow from *operating activities*	(51.2)	(18.5)
- Cash flow from investing activities	102.7	29.0
- Acquisition executed on October 1, 2005		370.1
- Cash flow from settlements	(44.5)	
- Cash flow from discontinuing operations and miscellaneous items	(185.3)	(21.2)
- Impact of changes in the scope of consolidation	36.3	
- Currency translation impact	(57.3)	9.4
Total changes during the period	(199.3)	368.8
Net borrowings at end of period	**170.0**	**369.3**

BREAKDOWN OF NET FINANCIAL POSITION

(in millions of euros)	12/31/06	12/31/05
Net borrowings		
Loans payable to banks and other lenders	694.2	871.0
Loans payable to investee companies	5.4	3.5
Other financial assets (-)	(207.8)	(2.1)
Financial accrued income and prepaid expenses		(0.4)
Cash and cash equivalents (-)	(321.8)	(502.7)
Total	**170.0**	**369.3**

RECONCILIATION OF CHANGE IN NET INDEBTEDNESS AND CASH FLOW STATEMENT (Cash and Cash Equivalents)

(in millions of euros)	Cash and cash equivalents	Indebtedness net of cash and cash equivalents	Net amount
Balance at beginning of period	**(502.7)**	**872.0**	**369.3**
Cash flow from operating activities	(51.2)		(51.2)
Cash flow from investing activities	102.7		102.7
New borrowings	(460.7)	460.7	-
Loan repayments	618.0	(618.0)	-
Investments *in current financial assets and* miscellaneous items	209.9	(209.9)	-
Cash flow from settlements	(44.5)		(44.5)
Cash flow from discontinuing operations and miscellaneous items	(185.3)		(185.3)
Impact of changes in the scope of consolidation	(22.4)	58.7	36.3
Currency translation impact	14.4	(71.7)	(57.3)
Balance at end of period	**(321.8)**	**491.8**	**170.0**

"PARMALAT S.p.A."
Registered Office: Via Oreste Grassi 26, Collecchio (PR), Italy
Authorised Share Capital € 2,010,087,908
Paid-up Share Capital € 1,648,337,620
Parma Company Register, Taxpayer Code,
and VAT Code no. 04030970968

The Company's Shareholders are called to an ordinary and extraordinary meeting to be held at Unione Parmense degli Industriali - Palazzo Soragna- street "al Ponte Caprazucca 6/a" Parma, Italy, at 4 PM on 26 April 2007 for the first call for the ordinary and the extraordinary part, at 4 PM on 27 April 2007 for the second call for the extraordinary part only, and at 11:00 AM on 28 April 2007 for the second call for the ordinary part and for the third call for the extraordinary part, to vote on the following:

Agenda

Ordinary part

1) Approval of the balance sheet, financial statement, notes to the financial statements as of December 31st 2006, and *Report on* Operations, with the relevant proposal of distribution of profits. Exam of the Report of the Board of Statutory Auditors. Consequent Resolutions.
2) Extension of the appointment term in compliance with art. 159 of Law Decree n. 58 of February 24, 1998 as modified by art. 3 of Law Decree n. 303 of December 29, 2006. Consequent Resolutions.

Extraordinary part

3) Proposal to increase the share capital by a maximum of Euro 15 million reserved for the exercise of warrants, as per Art. 5 of the by-laws. Consequent Resolutions.
4) Professionality requirements for the "Dirigente Preposto alla redazione dei documenti contabili societari"(*) and subsequent integrations as per art. 20 bis of Parmalat by-laws. Consequent Resolutions.

In accordance with the current legislation, the shareholders who are in a possession of a certificate issued by the broker managing the accounts, confirming the deposit of the dematerialised and centrally managed shares, have the right to participate to the annual general meeting. The certificate attesting the deposit of shares shall be transmitted by the broker to the company in accordance with the applicable legislation at least two days prior to the date of the first call of the meeting.

In order to verify the powers of attorney easily, legal or voluntary representatives of shareholders and of other holders of voting rights participating to the meeting may submit such power of attorney by fax to Servizio Titoli S.p.A. at +39-02-46776850 at least two days prior to the date set for the first call of the meeting. The underlying documentation with reference to the issues on the Agenda of the annual general meeting will be available at the Company's registered offices at Via Oreste Grassi 26, Collecchio (PR), Italy, c/o Borsa Italiana S.p.A., and will also be published on the Company's website (www.parmalat.com) at least 15 days prior to the date of the first call. Shareholders have the right to review and obtain copies of such documentation.

Collecchio, 21 March 2007

For the Board of Directors
The Chairman
(Prof. Raffaele Picella)

(*) Executive in charge for the *corporate* accounting documents

Report of the Board of Directors

Ordinary and Extraordinary
Shareholders' Meeting
of April 26, 27 and 28, 2007

"PARMALAT S.p.A."

Registered Office: Via Oreste Grassi 26, Collecchio (PR), Italy

Authorised Share Capital € 2,010,087,908 Paid-up Share Capital € 1,648,337,620

Parma Company Register, Taxpayer Code, and VAT Code no. 04030970968

The Company's Shareholders are called to an ordinary and extraordinary meeting to be held at Unione Parmense degli Industriali - Palazzo Soragna- street "al Ponte Caprazucca 6/a" Parma, Italy, at 4 PM on 26 April 2007 for the first call for the ordinary and the extraordinary part, at 4 PM on 27 April 2007 for the second call for the extraordinary part only, and at 11:00 AM on 28 April 2007 for the second call for the ordinary part and for the third call for the extraordinary part, to vote on the following:

Agenda

Ordinary part

1. Approval of the balance sheet, financial statement, notes to the financial statements as of December 31st, 2006, and Report on Operations, with the relevant proposal of distribution of profits. Exam of the Report of the Board of Statutory Auditors. Consequent Resolutions.
2. Extension of the appointment term in compliance with art. 159 of Law Decree n. 58 of February 24, 1998 as modified by art. 3 of Law Decree n. 303 of December 29, 2006. Consequent Resolutions.

Extraordinary part

3. Proposal to increase the share capital by a maximum of Euro 15 million reserved for the exercise of warrants, as per Art. 5 of the by-laws. Consequent Resolutions.
4. Professionality requirements for the " Dirigente Preposto alla redazione dei documenti contabili societari"(*) and subsequent integrations as per art. 20bis of Parmalat by-laws. Consequent Resolutions.

In accordance with the current legislation, the shareholders that are in a possession of a certificate issued by the broker managing the accounts, confirming the deposit of the dematerialised and centrally managed shares, have the right to participate to the annual general meeting. The certificate attesting the deposit of shares shall be transmitted by the broker to the company in accordance with the applicable legislation at least two days prior to the date of the first call of the meeting.

In order to verify the powers of attorney easily, legal or voluntary representatives of shareholders and of other holders of voting rights participating to the meeting may submit such power of attorney by fax to Servizio Titoli S.p.A. at +39-02-46776850 at least two days prior to the date set for the first call of the meeting.

The underlying documentation with reference to the issues on the Agenda of the annual general meeting will be available at the Company's registered offices at Via Oreste Grassi 26,

Collecchio (PR), Italy, c/o Borsa Italiana S.p.A., and will also be published on the Company's website (www.parmalat.com) at least 15 days prior to the date of the first call. Shareholders have the right to review and obtain copies of such documentation.

Collecchio, 21 March 2007

For the Board of Directors

The Chairman

(Prof. Raffaele Picella)

(*) **Executive in charge for the corporate accounting documents**

Report of the Board of Directors on the
First Item on the Agenda of the Ordinary Shareholders' Meeting:

"Approval of the balance sheet, income statement and accompanying notes at December 31, 2006, together with the Report on Operations for the same year and the Motion for the appropriation of the net profit. Review of the Report of the Statutory Auditors. Pertinent and related resolutions."

<u>Motion for the Appropriation of the 2006 Net Profit</u>

Dear Shareholders:

We recommend that you:

(i) Approve the statutory financial statements at December 31, 2006, which show a net profit of 125,611,154 euros, and the Report on Operations for the same year;

(ii) Cover the loss brought forward from the previous year, which amounts to 29,337,671 euros, as follows:
  a) use the entire balance in the reserve "for the coverage of losses," which amounts to 1,020,343 euros;
  b) use a portion of the profit for the year to cover the balance of 28,317,328 euros;

(iii) Replenish the negative balance of 12,746,496 euros in the reserve for share listing costs by using a portion of the profit for the year;

(iv) Add to the statutory reserve 5% of the net profit that remains after the utilizations set forth in Items (ii) and (iii) of this Resolution, which amounts to 4,227,367 euros;

(v) Appropriate the 80,319,963 euros in net profit that remains after the utilizations set forth in Items (ii) and (iii) of this Resolution and the addition to the statutory reserve referred to in Item (iv) as follows:
  a) distribute a dividend of 0.025 euros on each of 1,648,337,620 shares issued on March 20, 2007, for a total of 41,208,440 euros;
  b) pursuant to the terms of the Composition with Creditors, add 3,961,736 euros to the reserve for creditors who are challenging the rejection of their claims or hold conditional claims and who may be found subsequently to be entitled to receive shares;
  c) set aside the remaining 35,149,787 euros in a reserve that will be used to satisfy the rights of any late-filing creditors and creditors with contested claims, if and when their claims are officially verified.

The dividend of 0.025 euros per share, which corresponds to Coupon No. 1, will be payable on June 18, 2007, value date June 21, 2007.

Collecchio, March 21, 2007

For the Board of Directors
The Chairman
(Prof. Raffaele Picella)

Report of the Board of Directors on the Second Item on the Agenda of the Ordinary Shareholders' Meeting:

"Extension of the audit assignment, pursuant to Article 159 of Legislative Decree No. 58 of February 24, 1998, as amended by Article 3 of Legislative Decree No. 303 of December 29, 2006. Pertinent and related resolutions."

Dear Shareholders:

On March 15, 2005, the Company, acting in accordance with Article 159 of Legislative Decree No. 58 of February 24, 1998, granted to PricewaterhouseCoopers S.p.A. the assignment to audit its statutory and consolidated financial statements for 2005, 2006 and 2007.
Further to the amendments to the abovementioned Article 159 introduced by Legislative Decree No. 303/2006, a Shareholders' Meeting convened to approve the financial statements at December 31, 2006 or for the annual meeting required by Article 2364 *bis*, Section Two, of the Italian Civil Code, upon a duly justified motion submitted by the Oversight Board, shall grant the assignment to audit the statutory and consolidated financial statements to independent auditors whose company is listed in the special register established in accordance with Article 161 of Legislative Decree No. 58 of February 24, 1998 and approve their compensation. The assignment shall be for nine years and may not be renewed or newly assigned for at least three years from the end of the previous assignment.

We submit for your approval a duly justified motion by the Oversight Board asking you to extend the duration of the assignment to audit the statutory and consolidated financial statements for the years from 2008 to 2013.

For the Board of Directors
The Chairman
(Prof. Raffaele Picella)

Report of the Board of Directors on the Third Item on the Agenda of the Extraordinary Shareholders' Meeting:

"Motion to carry out a share capital increase of up to 15 million euros, as allowed by Article 5 of the Bylaws, reserved for the exercise of warrants. Pertinent and related resolutions."

Dear Shareholders:

On March 1, 2005, the Shareholders' Meeting approved an open, divisible capital increase of 2,009 million euros that was not be subject to the preemptive right of the shareholders. Of the total abovementioned amount, 80 million euros were reserved for the exercise of the warrants that would be awarded to unsecured creditors in the manner set for in the Regulations of the 2005-2015 Parmalat S.p.A. common share warrants, a copy of which was appended as Annex A to the minutes of the abovementioned Shareholders' Meeting.

On March 20, 2007, the allocation of Company shares to 145,000 shareholders resulted in the distribution of 85 million warrants. About 27 million shares with warrants attached still need to be allocated to individual owners, which will require the issuance of 15 million additional warrants.

Considering that the last paragraph of Article 7.8 of Proposal of Composition with Creditors states that: *"any capital increases (...) that may be required as a result of the allocation of shares and warrants shall be carried out at par value, with suspension of the preemptive right of shareholders and waiver of the requirements of Article 2441, Section Six, of the Italian Civil Code,"* and that this provision has been incorporated in Article 5 of the Bylaws, we recommend that you do the following:

1. Carry out a further capital increase of 15 million euros, as allowed by Article 5 of the Bylaws, reserved for the exercise of warrants, for a maximum amount of 95 million euros, and provide the Board of Directors with the powers needed to carry out the abovementioned capital increase;
2. Amend the provisions of the Regulations of the 2005-2015 Parmalat S.p.A. Common Share Warrants (a copy of which is annexed to this Report) that apply to the share capital amount reserved for the exercise of warrants, without changing the warrant exercise procedure, the rights of warrant holders, the appointed parties, the expiration deadlines, the tax status, the stock market listing and the rules concerning the manner in which communications should be addressed to warrant holders.

The 2005-2015 Parmalat S.p.A. Common Shares that will be issued upon the exercise of warrants will have par value of 1 euro each, regular ranking for dividends, and will be exclusively and irrevocably earmarked for warrant conversion purposes and, therefore, for the exercise of the subscription rights of warrant holders.

Current text of Article 5	**Proposed text of Article 5**
The Company's share capital is 1,648,337,620.00 euros, divided into 1,648,337,620 shares, par value 1 euro each.	The Company's share capital is 1,648,337,620.00 euros, divided into 1,648,337,620 shares, par value 1 euro each.
The Extraordinary Shareholders' Meeting of March 1, 2005 (which on September 19, 2005 approved the "permeability" of the different installments	The Extraordinary Shareholders' Meeting of March 1, 2005 (which on September 19, 2005 approved a motion allowing the "permeability" of the different

listed below, meaning that if any one of the installments into which the overall capital increase of 2,009,967,908 euros is divided — except for the first installment of 1,502,374,237 euros reserved for "Eligible Creditors" and the last installment of 80,000,000 reserved for the exercise of warrants — should prove to be larger than the actual amount needed to convert into capital the claims that the installment in question was supposed to cover, the excess of this capital increase installment may be used to cover the claims of another class of creditors, when such claims exceed the funds provided by the capital increase installment allocated to them) approved resolutions agreeing to:	installments listed below, meaning that if any one of the installments into which the overall capital increase of 2,009,967,908 euros is divided — except for the first installment of 1,502,374,237 euros reserved for "Eligible Creditors" and the last installment of 80,000,000 reserved for the exercise of warrants — should prove to be larger than the actual amount needed to convert into capital the claims that the installment in question was supposed to cover, the excess of this capital increase installment may be used to cover the claims of another class of creditors, when such claims exceed the funds provided by the capital increase installment allocated to them) approved resolutions agreeing to:
a) carry out divisible capital increases:	a) carry out divisible capital increases:
a.1 – up to a maximum amount of 1,502,374,237 (one billion five hundred two million three hundred seventy-four thousand two hundred thirty-seven) euros by issuing at par up to 1,502,374,237 (one billion five hundred two million three hundred seventy-four thousand two hundred thirty-seven) common shares, par value 1 (one) euro each, ranking for dividends as of January 1, 2005, reserving this increase for the exercise of the preemptive right of the Foundation, the Company's sole shareholder, which will subscribe it on behalf of the "Eligible Creditors," as they appear in the enforceable lists filed with the Office of the Clerk of the Bankruptcy Court of Parma by the Italian bankruptcy judges (*Giudici Delegati*) on December 16, 2004; this capital increase shall be paid in at par, upon the satisfaction of the condition precedent that the Court of Parma approve the Composition with Creditors of the companies of the Parmalat Group by offsetting the amounts of the various claims in accordance with the percentages determined under the Composition with Creditors;	a.1 – up to a maximum amount of 1,502,374,237 (one billion five hundred two million three hundred seventy-four thousand two hundred thirty-seven) euros by issuing at par up to 1,502,374,237 (one billion five hundred two million three hundred seventy-four thousand two hundred thirty-seven) common shares, par value 1 (one) euro each, ranking for dividends as of January 1, 2005, reserving this increase for the exercise of the preemptive right of the Foundation, the Company's sole shareholder, which will subscribe it on behalf of the "Eligible Creditors," as they appear in the enforceable lists filed with the Office of the Clerk of the Bankruptcy Court of Parma by the Italian bankruptcy judges (*Giudici Delegati*) on December 16, 2004; this capital increase shall be paid in at par, upon the satisfaction of the condition precedent that the Court of Parma approve the Composition with Creditors of the companies of the Parmalat Group by offsetting the amounts of the various claims in accordance with the percentages determined under the Composition with Creditors;
a.2 – up to a maximum amount of 38,700,853 (thirty-eight million seven hundred thousand eight hundred fifty-three) euros by issuing at par up to 38,700,853 (thirty-eight million seven hundred thousand eight hundred fifty-three) common shares, par value 1 (one) euro each, ranking for dividends as of January 1, 2005, reserving this increase for the exercise of the preemptive right of the Foundation, the Company's sole shareholder, which will subscribe it at par (offsetting, in accordance with the percentages determined under the Composition with Creditors, the claims acquired by the Foundation and formerly owed to their subsidiaries by companies that are	a.2 – up to a maximum amount of 38,700,853 (thirty-eight million seven hundred thousand eight hundred fifty-three) euros by issuing at par up to 38,700,853 (thirty-eight million seven hundred thousand eight hundred fifty-three) common shares, par value 1 (one) euro each, ranking for dividends as of January 1, 2005, reserving this increase for the exercise of the preemptive right of the Foundation, the Company's sole shareholder, which will subscribe it at par (offsetting, in accordance with the percentages determined under the Composition with Creditors, the claims acquired by the Foundation and formerly owed to their subsidiaries by companies that are

parties to composition with creditors proceedings), upon the satisfaction of the condition precedent that the Court of Parma approve the Composition with Creditors of the companies of the Parmalat Group;

b) carry out a further capital increase that, as an exception to the requirements of Article 2441, Section Six, of the Italian Civil Code, will be issued without requiring additional paid-in capital, will be divisible, will not be subject to the preemptive right of the sole shareholder, will be carried out by the Board of Directors over ten years in multiple installments, each of which will also be divisible, and will be earmarked as follows:

b.1 – up to a maximum amount of 238,892,818 (two hundred thirty-eight million eight hundred ninety-two thousand eight hundred eighteen) euros by issuing at par up to 238,892,818 (two hundred thirty-eight million eight hundred ninety-two thousand eight hundred eighteen) common shares, par value 1 (one) euro each, ranking for dividends as of January 1, 2005, allocating to:

b.1.1 – unsecured creditors who have challenged the sum of liabilities (so-called "Challenging Creditors") shares that shall be paid in at par by offsetting the amounts of their claims in accordance with the percentages determined under the Composition with Creditors, once their claims have been effectively verified as a result of a court decision that has become final, and/or an enforceable settlement;

b.1.2 – unsecured creditors with conditional claims (so called "Conditional Creditors") shares that shall be paid in at par upon the satisfaction of the condition precedent by offsetting the amounts of their claims in accordance with the percentages determined under the Composition with Creditors;

b.2 – up to a maximum amount of 150,000,000 (one hundred fifty million) euros by issuing at par up to 150,000,000 (one hundred fifty million) common shares, par value 1 (one) euro each, regular ranking for dividends, allocating to unsecured creditors with a title and/or cause that predates the date when the companies that are parties to the Proposal of Composition with Creditors were declared eligible for Extraordinary Administration Proceedings, including unsecured creditors whose claims were not included in the sum of liabilities but whose claims were later verified by a court

parties to composition with creditors proceedings), upon the satisfaction of the condition precedent that the Court of Parma approve the Composition with Creditors of the companies of the Parmalat Group;

b) carry out a further capital increase that, as an exception to the requirements of Article 2441, Section Six, of the Italian Civil Code, will be issued without requiring additional paid-in capital, will be divisible, will not be subject to the preemptive right of the sole shareholder, will be carried out by the Board of Directors over ten years in multiple installments, each of which will also be divisible, and will be earmarked as follows:

b.1 – up to a maximum amount of 238,892,818 (two hundred thirty-eight million eight hundred ninety-two thousand eight hundred eighteen) euros by issuing at par up to 238,892,818 (two hundred thirty-eight million eight hundred ninety-two thousand eight hundred eighteen) common shares, par value 1 (one) euro each, ranking for dividends as of January 1, 2005, allocating to:

b.1.1 – unsecured creditors who have challenged the sum of liabilities (so-called "Challenging Creditors") shares that shall be paid in at par by offsetting the amounts of their claims in accordance with the percentages determined under the Composition with Creditors, once their claims have been effectively verified as a result of a court decision that has become final, and/or an enforceable settlement;

b.1.2 – unsecured creditors with conditional claims (so called "Conditional Creditors") shares that shall be paid in at par upon the satisfaction of the condition precedent by offsetting the amounts of their claims in accordance with the percentages determined under the Composition with Creditors;

b.2 – up to a maximum amount of 150,000,000 (one hundred fifty million) euros by issuing at par up to 150,000,000 (one hundred fifty million) common shares, par value 1 (one) euro each, regular ranking for dividends, allocating to unsecured creditors with a title and/or cause that predates the date when the companies that are parties to the Proposal of Composition with Creditors were declared eligible for Extraordinary Administration Proceedings, including unsecured creditors whose claims were not included in the sum of liabilities but whose claims were later verified by a court

decision that has become final and, therefore, can no longer be challenged (so called "Late-Filing Creditors"), shares that shall be paid in at par by offsetting the amounts of their claims in accordance with the percentages determined under the Composition with Creditors, once their claims have been effectively verified as a result of a court decision that has become final, and/or an enforceable settlement; b3 – up to a maximum amount of 80,000,000 (eighty million) euros by issuing at par up to 80,000,000 (eighty million) common shares, par value 1 (one) euro each, regular ranking for dividends, which shares will be used to allow conversion of the warrants allotted to Eligible Creditors, Challenging Creditors, Conditional Creditors, Late-Filing Creditors and the Foundation, on the basis of the capital increase subscribed by the latter (offsetting the claims acquired by the Foundation and formerly owed to their subsidiaries by companies that are parties to composition with creditors proceedings), at the exercise ratio of 1 (one) new common share, par value 1 (one) euro each, for each warrant tendered for the purpose of exercising the subscription right, up to the first 650 (six hundred fifty) shares attributable to the unsecured creditors and the Foundation.	decision that has become final and, therefore, can no longer be challenged (so called "Late-Filing Creditors"), shares that shall be paid in at par by offsetting the amounts of their claims in accordance with the percentages determined under the Composition with Creditors, once their claims have been effectively verified as a result of a court decision that has become final, and/or an enforceable settlement; b3 – up to a maximum amount of 80,000,000 (eighty million) euros by issuing at par up to 80,000,000 (eighty million) common shares, par value 1 (one) euro each, regular ranking for dividends, which shares will be used to allow conversion of the warrants allotted to Eligible Creditors, Challenging Creditors, Conditional Creditors, Late-Filing Creditors and the Foundation, on the basis of the capital increase subscribed by the latter (offsetting the claims acquired by the Foundation and formerly owed to their subsidiaries by companies that are parties to composition with creditors proceedings), at the exercise ratio of 1 (one) new common share, par value 1 (one) euro each, for each warrant tendered for the purpose of exercising the subscription right, up to the first 650 (six hundred fifty) shares attributable to the unsecured creditors and the Foundation. The Extraordinary Shareholders' Meeting of April ____, 2007 approved a resolution allowing a further share capital increase of up to 15,000,000 (fifteen million) euros, to be carried out through the issuance of up to 15,000,000 (fifteen million) common shares, par value 1 (one) euro each, for the purpose of increasing from 80,000,000 (eighty million) to 95,000,000 (ninety-five million) the amounts set forth in Section Two, Letter b.3, of this Article.
The shares are registered shares, if so required by law. Otherwise, provided they have been fully paid in, they can either be registered or bearer shares, at the discretion of the shareholders. The provisions regarding representation, exercise of ownership rights and circulation of equity investments that govern securities traded in regulated markets apply to the Company's shares as well. Future capital increases may be carried out by issuing shares with different rights and in exchange for different cash contributions, within the limits of the law. Notwithstanding all other provisions that apply to	The shares are registered shares, if so required by law. Otherwise, provided they have been fully paid in, they can either be registered or bearer shares, at the discretion of the shareholders. The provisions regarding representation, exercise of ownership rights and circulation of equity investments that govern securities traded in regulated markets apply to the Company's shares as well. Future capital increases may be carried out by issuing shares with different rights and in exchange for different cash contributions, within the limits of the law. Notwithstanding all other provisions that apply to

share capital, if the Company's shares are traded on a regulated market, its share capital may be increased with contributions in cash by not more than 10% of the value of the preexisting capital, without counting option rights, provided that the issue price is equal to the market price of the shares and that such valuation is confirmed in a special report by independent auditors retained for that purpose. Resolutions concerning the issues that are the subject of this paragraph must be adopted with the quorums referred to in Articles 2368 and 2369 of the Italian Civil Code.	share capital, if the Company's shares are traded on a regulated market, its share capital may be increased with contributions in cash by not more than 10% of the value of the preexisting capital, without counting option rights, provided that the issue price is equal to the market price of the shares and that such valuation is confirmed in a special report by independent auditors retained for that purpose. Resolutions concerning the issues that are the subject of this paragraph must be adopted with the quorums referred to in Articles 2368 and 2369 of the Italian Civil Code.
As an exception to the provisions of the preceding paragraph and to the requirements of Article 2441, Section Six, of the Italian Civil Code, the capital increase approved for the benefit of Late-Filing Creditors and any future capital increases that may be approved for the benefit of Late-Filing Creditors shall be carried out by issuing shares at par, with suspension of the preemptive rights of other shareholders, it being understood that the expression Late-Filing Creditors shall mean those unsecured creditors whose claims were not included in the sum of liabilities of the companies that were parties to the Proposal of Composition with Creditors but whose claims were later verified by a court decision that has become final and, therefore, can no longer be challenged.	As an exception to the provisions of the preceding paragraph and to the requirements of Article 2441, Section Six, of the Italian Civil Code, the capital increase approved for the benefit of Late-Filing Creditors and any future capital increases that may be approved for the benefit of Late-Filing Creditors shall be carried out by issuing shares at par, with suspension of the preemptive rights of other shareholders, it being understood that the expression Late-Filing Creditors shall mean those unsecured creditors whose claims were not included in the sum of liabilities of the companies that were parties to the Proposal of Composition with Creditors but whose claims were later verified by a court decision that has become final and, therefore, can no longer be challenged.
As allowed under Article 2349 of the Italian Civil Code, the Extraordinary Shareholders' Meeting may approve the distribution of earnings to employees of the Company or its subsidiaries through the noncontributory issuance of common shares with a total par value equal to the amount of the earnings being distributed.	As allowed under Article 2349 of the Italian Civil Code, the Extraordinary Shareholders' Meeting may approve the distribution of earnings to employees of the Company or its subsidiaries through the noncontributory issuance of common shares with a total par value equal to the amount of the earnings being distributed.
Acting within the confines of the law, the Extraordinary Shareholders' Meeting may also approve the issuance of other financial instruments or the establishment of separate financial entities.	Acting within the confines of the law, the Extraordinary Shareholders' Meeting may also approve the issuance of other financial instruments or the establishment of separate financial entities.

Collecchio, March 21, 2007

For the Board of Directors
The Chairman
(Prof. Raffaele Picella)

Regulation Governing the "Warrants Ordinary Shares Parmalat S.P.A. 2005-2015"

Article 1 – Warrant ordinary shares Parmalat S.p.A. 2005-2015

The present regulation disciplines the terms and conditions governing the "Warrants Ordinary Shares Parmalat S.p.A. 2005-2015" (the "**Warrants**"), to be allocated to unsecured creditors in compliance with the Proposal of Composition with Creditors of 23 July 2004, as emended in 1 March 2005 (the "**Proposal of Composition with Creditors**") proposed by PARMALAT S.p.A. (the "**Company**" or "**Issuer**") and underwritten also by the Extraordinary Commissioner of the Companies under Extraordinary Administration listed in the Proposal of Composition with Creditors and by the Parmalat Creditors Foundation.

The Proposal of Composition with Creditors is part of the restructuring plan (the "**Restructuring Plan**") of Parmalat S.p.A. under Extraordinary Administration and of the other companies belonging to the Parmalat group mentioned in the Restructuring Plan; the implementation of said Plan was approved by the Ministry for Productive Activities, together with the Ministry for Agriculture and Forestry, on 23 July 2004, with an notice received by the Extraordinary Commissioner on 26 July 2004, and subsequently amended with the Extraordinary Commissioner's application approved as of 1 March 2005.

In compliance with the Proposal of Composition with Creditors, the Extraordinary Meeting of the Company shareholders of 1 March 2005, among others, resolved:

i) the delegation of the allocation of warrants to those entitled under the present regulation to the Parmalat Creditors' Foundation. Warrants shall be allocated to each unsecured creditor of the Companies under Extraordinary Administration (the "**Companies under EA**") involved in the Proposal of Composition with Creditors and, in compliance with same, the warrants entail subscription rights to the Issuer's ordinary shares under the provisions of the present regulation;

ii) to increase the share capital, so it is divisible, by a nominal maximum amount of 80,000,000.00 EUR by issuing, at different intervals, a ceiling of 80,000,000 ordinary shares with par value of 1 EUR (one) each with normal possession, exclusively and irrevocably for the service of the Warrants and therefore for the exercise of the subscription rights to which the Warrant holders are entitled.

Moreover, pursuant to the Proposal of Composition with Creditors, the Extraordinary Shareholders' Meeting of April ___ , 2007, approved a resolution:

iii) allowing a further share capital increase of 15 million euros reserved for the exercise of warrants, causing the total share capital to rise to a maximum of 95,000,000 million euros.

In compliance with the Proposal of Composition with Creditors, if the Composition is approved by the unsecured creditors of the Companies under EA and said approval is homologated by the Court of Parma according to Legislative Decree no. 347 of 23 December 2003, as amended and converted by Law 39 of 18 February 2004, and therefore modified as Legislative Decree no. 119 of 3 May 2004, as amended and converted as Law 166 of 5 July 2004, as amended, and with

the aforementioned resolution passed by the extraordinary meeting of the Company of 1 March 2005, each unsecured creditor of the Companies under EA shall be allocated, free of charge, a Warrant for each common share of the Company, up to the maximum of the first 650 (six hundred and fifty) ordinary shares to which same are entitled under the Proposal of Composition with Creditors.

The Warrants shall be allocated to unsecured creditors of the Companies under EA at the same time as the ordinary shares in compliance with the Proposal of Composition with Creditors without prejudice to the necessary checks to ascertain the appropriateness of the allocation. The right of unsecured creditors of Companies under EA to obtain shares and consequently warrants under the above provisions is subject to a five year deadline as follows: (i) for eligible creditors, from the date the capital increase made by the Companies under the Proposal of Composition with Creditors is entered in the register of companies; (ii) for creditors who challenged the sum of liabilities, from the date the ruling regarding the contested credit becomes definitive, or from the date of the settlement between the parties ascertaining the existence and amount of the contested credit; (iii) for creditors admitted with reserve whose claims are subject to conditions, from the date the condition was ascertained; (iv) for late-filing creditors, from the date the ruling ascertaining the contested credit is issued or from the date of the intervening settlement between the parties ascertaining the existence and amount of the contested credit.

On the basis of the aforesaid resolutions passed by the extraordinary meeting of the Company, the warrant holders shall be entitled to subscribe – under the terms and conditions detailed in the present regulation – 1 new Parmalat common share with normal possession, for every 1 Warrant held at a price of par value of 1 EUR per share, excepting the provisions pursuant to article 3 below.

The Warrants are admitted in the centralized management system at Monte Titoli S.p.A. for financial instruments in dematerialization, pursuant to Legislative Decree no. 213 of 24 June 1998.

The Warrants shall be traded separately from the shares to which they are paired as of their date of issue and shall be freely transferable.

Article 2 – Conditions for exercising the warrants

I) At any time, Warrant holders may request to subscribe, with the exception of the provisions under point V below – as of the start of negotiations set by Borsa Italiana S.p.A. and until the expiry of the subsequent tenth year, **i.e., up to 31 December 2015** – Parmalat ordinary shares at the rate of 1 new common share with par value of 1 EUR for every Warrant presented for exercise, at a price amounting to the par value of 1 EUR, excepting the provisions provided for by article 3 below;

II) Subscription requests shall be presented to the authorized broker at Monte Titoli S.p.A. where the Warrants are lodged. The exercise of the Warrants shall be effective also regards the provisions as of point III below), the tenth day of the month after the request was presented, excepting warrants presented from 1 to 15 December 2015, that shall be effective as of 31 December 2015; at the date of efficacy of the Warrants, the Issuer shall issue the subscribed shares to those entitled through Monte Titoli S.p.A.;

III) Shares subscribed to exercise the Warrants shall have normal possession equal to that of the ordinary shares of Companies negotiated on the Stock Exchange at the date of efficacy of the Warrants;

IV) The subscription price of ordinary shares of the Companies to exercise the Warrants with a par value of 1 EUR per share, without prejudice to the provisions of article 3 below, must be fully paid when the requests to exercise are presented without commissions or expenses to the charge of the requesting parties;

V) The exercise of the Warrants shall be suspended from the date (inclusive) in which the Board of Directors calls the meetings of the shareholders with ordinary shares of the Company until the date (inclusive) the meeting shall take place – even at calls other than the first – and, in all cases, until the ex-dividends date (exclusive) which might have been resolved by the same meetings;

VI) Warrants that are not presented for exercise by the exercise deadline on the day of the established decade from the date of the homologation of the Proposal of Composition with Creditors approval which falls in the year 2015, shall be debarred from all rights and void of all validity to all purposes;

VII) When the subscription request is presented, in addition to supplying the necessary and/or useful information according to common market practice, the holder of the Warrants shall: (i) acknowledge that the subscribed shares to exercise the Warrants have not been registered under the 1933 Securities Act, as emended, in force in the United States of America; (ii) declare he/she is not a "U.S. Person" as defined under "Regulation S". No subscribed share to exercise the Warrants shall be allocated to holders of Warrants who do not meet the above conditions.

Article 3 – Right of Warrants holders in case of transactions concerning the Parmalat share capital

In case the Issuer provides, by 31 December 2015, for the implementation of:

I) paid capital increases by issuing new shares with option, also to service warrants valid for their subscription, or of direct or indirect convertible securities, or of warrants or other convertible financial instruments, the number of shares to be subscribed for each Warrant and the subscription price of shares to service the Warrants, shall not be modified. In this case, the Warrant holder may exercise the relating right of subscription before the date of the meeting called to approve the relating resolutions or before the date when the right is removed, in the case of transactions resolved by the Company management;

II) capital increases, free of charge, by allotting new shares, the number of Company ordinary shares that can be subscribed for each Warrant and the subscription price of the same shall not be modified. When the Warrants are exercised, the same number of ordinary shares will be allotted, free of charge, as would have been allotted to the subscribed shares if the Warrants had been exercised before the free of charge capital increase;

III) increases of the par value of shares or reductions of same for losses, free of charge, neither the number of ordinary shares of the Company which can be subscribed for each Warrant, nor the subscription price of the said share detailed in the above article 2 shall be modified;

IV) the grouping or splitting of shares, as a result, the number of ordinary shares of the company which can be subscribed for each warrant and the subscription price of shares detailed in the above article 2 shall be modified;

V) modifications of the provisions of the By-Laws concerning the division of profits or the incorporation of another company, neither the number of ordinary shares of the Company

which can be subscribed for each Warrant, nor the subscription price of said shares detailed in the above article 2 shall be modified;

VI) the reduction of the capital on account of losses, by way of canceling the shares, with the exception of shares held by the company, the number of ordinary shares of the Company which can be subscribed for each Warrant, shall be reduced proportionately, without prejudice to the subscription price detailed in the above article 2;

VII) capital increases by issuing shares with the exclusion of the option right in compliance with article 2441, paragraphs 4, 5, 6 and 8 of the Italian Civil Code, neither the number of ordinary shares of the Company which can be subscribed, nor the subscription price of the share detailed in the above article 2 shall be modified;

VIII) merger into or with other companies (with the exception of cases in which Parmalat is the acquiring institution) in addition to divisions, as a result the number of ordinary shares of the companies which can be subscribed on the basis of the related exchange ratios, shall be modified.

If, by operation of the provisions of the present article, a fractional number of shares of the Company were due when the warrants are exercised, the holder of Warrants shall be entitled to subscribe the number of Company ordinary shares required to reach a whole number and the same may not enforce any rights on the fractional portion.

In no case may the subscription price of the ordinary shares of the Company to exercise the Warrants be lower than their par value.

Article 4 - Appointed parties

The transactions concerning the exercise of Warrants shall be carried out by the authorized brokers adhering to the Monte Titoli S.p.A. centralized management system.

Article 5 - Terms of expiration

The right of exercise of the Warrants must be performed, upon penalty of expiration, by presenting the request, no later than the last day of the established decade starting from the date on which the Proposal of Composition with Creditors approval was homologated, which coincides with the year 2015, **i.e., by 31 December 2015.**

Article 6 – Applicable tax rules

On the basis of current regulations in force at the time the present Regulations were approved, capital gains from the sale against payment of warrants for subscription of shareholdings in companies resident in Italy with shares traded on ruled markets, if not earned in the exercise of the arts and professions or of business activities, are deemed to be different financial revenues and are subject to tax treatment as follows:

a) the following shall be included in taxable income: 40% of the value of the capital gains deriving from the sale of warrants – also if carried out in relation to different entities in a twelve month time span, even if pertaining to different taxable periods – which entail the acquisition of a qualified shareholdings as defined in article 67, subparagraph 1, letter c) of the Consolidated Income Tax Act, also taking into account direct transfers of shareholdings and other rights which might have been carried out during the same twelve month period;

b) the following are subject to substitute tax with 12.50% rate: capital gains from the sale of warrants which – always carried out during a twelve month period, also regards different subjects – do not entail, even unitarily, regarding the direct sale of the shareholdings and other rights, the acquisition of qualified shareholdings.

Capital gains attained by subjects not resident in Italy, if relating to non qualified shareholdings realized through the sale of warrants negotiated on Italian or overseas ruled markets, are not subject to the aforesaid substitute tax.

Capital gains linked to qualified shareholdings attained by the same subjects are, in all cases, subject to a 27% substitute tax, without prejudice to the application of more favorable conventional tax rules deriving from the treatment against double taxation stipulated with the countries of residence of the percipients.

For further reference and details about tax rules governing the aforementioned revenues and the relating eventual interferences with the different rules concerning unearned capital, please refer to Legislative Decree 21.11.1997 no. 461, as amended, and to the Consolidated Income Tax Act in addition to the further correlated administrative and regulatory provisions.

Article 7 – Listing

When admission to listing in the Borsa Italiana S.p.A. of the ordinary shares of the Company is requested, the Borsa Italiana S.p.A. will also be requested to admit Warrants to listing.

Article 8 – Miscellaneous

All Parmalat communications to Warrant holders shall be carried out, unless otherwise provided for by Law, by way of a public notice published in at least one national daily newspaper whose circulation in the USA is not higher than 200,000 copies.

The ownership of Warrants entails the full acceptance of all the conditions included in the present regulation.

Any disputes concerning the Warrants and the provisions of the present regulations shall be exclusively deferred to the Court of Parma (Italy).

Report of the Board of Directors on the Third Item on the Agenda of the Extraordinary Shareholders' Meeting:

"Professional qualifications required of the Officer responsible for the preparation of corporate accounting documents and amendments to Article 20 *bis* of the Bylaws. Pertinent and related resolutions."

Dear Shareholders:

Legislative Decree No. 303/2006 amended Article 154-*bis* of the Uniform Financial Code (Legislative Decree No. 58/98), requiring that the Bylaws, in addition to setting forth the procedure for appointing the Officer responsible for the preparation of corporate accounting documents, also specify his or her required professional qualifications, with the mandatory prior input of the Oversight Board.

As a result, it has become necessary to amend Article 20 *bis* of the Bylaws, adding specific provisions about the abovementioned professional qualifications. Specifically, it seems advisable that the abovementioned Officer meets the requirements listed below, <u>which have been defined jointly with and with the agreement of the Board of Statutory Auditors</u>:

- employment as an executive for at least five years;
- employment in the area of accounting or control, or management responsibilities at a corporation with a share capital of at least 2 million euros.

Therefore, we recommend that you amend Article 20 *bis* of the Bylaws as follows:

Article 20 *bis* **Officer Responsible for the Preparation of Corporate Accounting Documents**
<u>*Existing Text*</u>: The Board of Directors, having heard the input of the Board of Statutory Auditors, appoints the Officer responsible for the preparation of corporate accounting documents required pursuant to Article 154 *bis* of the Uniform Financial Code (Legislative Decree No. 58/98). <u>*Addition:*</u> *The* Officer responsible for the preparation of corporate accounting documents must meet the following requirements: • *employment as an executive for at least five years;* • *employment in the area of accounting or control, or management responsibilities at a corporation with a share capital of at least 2 million euros.*

Collecchio, March 21, 2007

For the Board of Directors
The Chairman
(Prof. Raffaele Picella)

parmalat

2006 Annual Report on Corporate Governance

This Report was prepared in accordance with the provisions of the Code of Conduct published by Borsa Italiana and is consistent with best international practice. It describes the practice of corporate governance at Parmalat S.p.A. in 2006.

1. Governance Structure

Parmalat's corporate organization is based on the so-called "conventional" model, which consists of the following corporate governance bodies and the independent auditors: Shareholders' Meeting, Board of Directors (supported by Consulting Committees), Board of Statutory Auditors and Independent Auditors.

The corporate governance model also includes a series of powers, delegations of power, and internal control procedures, as well as a Code of Ethics, a Code of Conduct, the Internal Dealing Handling Code and the Organization, Management and Control Model required by Legislative Decree No. 231/01, with which all members of the Company — Directors, Statutory Auditors and employees — are required to comply.

2. Shareholders' Meeting

Shareholders' Meetings are convened in Ordinary or Extraordinary Session pursuant to law, unless one is called to vote on resolutions concerning amendments to Article 10 (Convening, Chairing and Handling Shareholders' Meeting), Article 11 (Board of Directors), Article 12 (Requirements of Independent Directors), Article 15 (Meetings of the Board of Directors), Article 16 (Resolutions of the Board of Directors), Article 17 (Powers of the Board of Directors — Delegation of Powers) or Article 18 (Committees) of the Bylaws, which, until the approval of the financial statements for the 2009 fiscal year, will require the favorable vote of shareholders representing at least 95% of the share capital.

Insofar as the handling of Shareholders' Meetings is concerned, the Company has chosen not to propose the adoption of specific Meeting Regulations, since the powers attributed to the Chairman of the Meeting pursuant to the Bylaws should be sufficient to enable the Chairman to conduct orderly Meetings. This approach avoids the risks and inconveniences that could result if the Shareholders' Meeting should fail to comply with all of the Regulations' provisions. According to Article 10 of the Bylaws, the Chairman is responsible for determining that a Shareholders' Meeting has been properly convened, overseeing the Meeting's activities and discussions and verifying the outcomes of votes.

3. Share Capital and Shareholders

On October 1, 2005, upon the Court approving the Proposal of Composition with Creditors of the Parmalat Group Under Extraordinary Administration, all of the assets of the companies that were included in the Proposal of Composition with Creditors (Parmalat SpA, Parmalat Finanziaria SpA, Eurolat SpA, Lactis SpA, Parmalat Netherlands BV, Parmalat Finance Corporation BV, Parmalat Capital Netherlands BV, Dairies Holding International BV, Parmalat Soparfi SA, Olex SA, Geslat Srl, Parmengineering Srl, Contal Srl, Panna Elena CPC Srl, Centro Latte Centallo Srl and Newco Srl) and all of their rights to personal and real property, tangible and intangible assets, business operations, outstanding contracts and all other rights and actions formerly belonging to the abovementioned companies were transferred to the Company.

In exchange for acquiring the assets listed above, the Company assumed the obligation toward the creditors of the Parmalat Group Under Extraordinary Administration to proceed (through Fondazione Creditori Parmalat) with the process of issuing the shares allocated to eligible unsecured creditors and distribute shares and warrants to the abovementioned creditors in accordance with the provisions of the Proposal of Composition with Creditors.

As of March 20, 2007, following the distribution of shares in the manner described above, the Company's approved share capital amounted to 2,010,087,908 euros, of which 1,648,337,620 euros had been subscribed, allocated as follows:

- 1,620,876,225 shares, equal to 98.3% of the share capital, had been distributed to eligible creditors;
- 43,540,879 shares, equal to 2.6% of the share capital, are still held on deposit by Parmalat S.p.A. A breakdown of these shares is as follows:
  - 16,147,888 shares, equal to 1.0% of the share capital, are owned by commercial creditors who have been identified by name and are held by S.p.A. as intermediary through the Monte Titoli centralized securities clearing system;
  - 27,392,991 shares, equal to 1.7% of the share capital, which are registered in the name of Fondazione Creditori Parmalat, broken down as follows:
    - 120,000 shares, representing the initial share capital of Parmalat S.p.A.;
    - 27,272,991 shares, equal to 1.7% of the share capital, which belong to creditors who have not yet claimed them.

As of the same date, a total of 84,937,145 warrants had been issued, 8,836,761 of which had been exercised.

Because the process of distributing shares and warrants is still ongoing, the Company's share capital could vary on a monthly basis until it reaches the amount of 2,010,087,908.00 euros, which was approved by the Shareholders' Meeting on March 1, 2005, or until the expiration of the warrant conversion deadline, i.e., December 31, 2015.

Based on the data contained in the Stock Register, the communications received pursuant to law and other information available as of March 12, 2007, it appears that:

- The shareholders listed below own, either directly or through representatives, nominees or subsidiaries, an interest in the Company that is greater than 2% of the voting shares. The ownership percentages shown have been computed based on a share capital of 1,648,337,620 euros, which is the amount filed on March 20, 2007.

Shareholder	N° of shares	of which pledged shares		Percentage
		number of shares	percentage	
Capitalia	**84,845,406**			**5.147%**
Capitalia S.p.A.	84,761,390	59,346	0.004%	5.142%
Banca di Roma S.p.A.	59,346			0.004%
BIBOP CARIRE S.p.A.	0			0.000%
MCC S.p.A.	745			0.000%
Banco di Sicilia S.p.A.	23,925	23,925	0.001%	0.001%
Stark Offshore Management LLC as manager of Stark Master Fund holding the share	**33,137,846**			**2,010%**
JP Morgan Securities Ltd	**34,756,384**			**2,109%**
Barclays Bank Plc	**38,057,651**			**2.309%**
Indexchange Investment AG	352,827			0.021%
Barclays Bank France SA	1,200			0.000%
Barclays Capital Securities Ltd	24,845,493			1.507%
Barclays Bank Suisse	2,734,026			0.166%
Barclays Bank Plc	10,124,105			0.614%
Lehman Brothers Holdings Inc.	**35,395,512**			**2.147%**
TOTAL	**226,192,799**			**13.722%**

- The Company has 145,327 shareholders.

4. Board of Directors

Election and Composition

The Company is governed by a Board of Directors comprising 11 (eleven) Directors, who are elected from slates of candidates. Only shareholders who, alone or together with other shareholders, hold a number of shares equal in the aggregate to at least 1% of the Company's shares that convey the right to vote at Regular Shareholders' Meetings are entitled to file slates of candidates.

As required by Article 11 of the Bylaws, in addition to a slate of candidates, the shareholders must file, no later than five days prior to the Shareholders' Meeting, affidavits by which each candidate accepts to stand for election and attests, on his/her responsibility, that there is nothing that would bar the candidate's election or make the candidate unsuitable to hold office and that he/she has met the requirements for election to the respective office. Each candidate must file a curriculum vitae together with his/her affidavit, listing his/her personal and professional data and, if applicable, showing his/her suitability for being classified as an independent Director.

The five-day deadline for filing slates of candidates is set forth in Article 11 of the Bylaws. According to Article 10 of the Bylaws, Article 11 may be amended only with he favorable vote of shareholders representing at least 95% of the share capital, until the financial statements for the fiscal year ended December 31, 2009 have been approved. On the occasion of the next Shareholders' Meeting convened to elect new corporate governance bodies, the Board of Directors intends to recommend that shareholders file slates within the 15 (fifteen) days deadline recommended by Borsa Italiana Spa in the Code of Conduct approved on March 2006, even though the deadline set forth in the Bylaws will remain at 5 (five) days.

The Shareholders' Meeting that elects the Directors determines the length of their term of office, which, however, may not be longer than three fiscal years. The term of office of the Directors thus appointed expires on the date of the Shareholders' Meeting convened to approve the financial statements for the last year of their term of office. Directors may be reelected.
In the course of an election, at least 6 (six) of the Directors elected by the Shareholders' Meeting must be independent Directors possessing the requirements set forth in Article 12 of the Bylaws.

Directors must meet the requirements of the applicable statutes or regulations (and of the code of conduct published by the company that operates the regulated market in Italy on which the Company's shares are traded). The following individuals may not be elected to the Board of Directors and, should such an individual currently be serving in such capacity, he/she shall be removed from office automatically: (i) individuals against whom the Company or its predecessors in title have filed legal actions at least 180 (one hundred eighty) days prior to the date of the Shareholders' Meeting convened to elect the Board of Directors; (ii) individuals who, prior to June 30, 2003, served as Directors, Statutory Auditors, General Managers or Chief Financial Officers of companies that at that time were part of the Parmalat Group; (iii) individuals who are defendants in criminal proceedings related to the insolvency of the Parmalat Group or who have been found guilty in such proceedings and ordered to pay damages, even if the sentence is not final.

With regard to corporate governance posts, the Bylaws state that the same person may not serve both as Chairman of the Board of Directors and Chief Executive Officer.

Functions of the Board of Directors

In the corporate governance system adopted by Parmalat SpA, the Board of Directors plays a central function, enjoying the most ample ordinary and extraordinary powers needed to govern the Company, with the sole exception of the powers reserved for the Shareholders' Meeting.
The Board of Directors has sole jurisdiction over the most important issues. Specifically, it is responsible for:

- reviewing and approving the strategic, industrial and financial plans of the Company and the Group and the structure by which the group of companies headed by the Company is organized;

- reviewing and approving transactions (including investments and divestitures) that, because of their nature, strategic significance, amount or implied commitment, could have a material effect on the Company's operations, particularly when these transactions are carried out with related parties;
- ascertaining the effectiveness of the system of organization and general administration adopted by the Company and the Group;
- drafting and adopting the rules that govern the Company and its Code of Ethics, and defining the applicable Group guidelines, while acting in a manner that is consistent with the principles of the Bylaws;
- granting and revoking powers to Directors and the Executive Committee, if one has been established, defining the manner in which they may be exercised, and determining at which intervals these parties are required to report to the Board of Directors on the exercise of the powers granted them;
- determining whether Directors meet and continue to satisfy requirements of independence;
- adopting resolutions concerning the settlement of disputes that arise from the insolvency of companies that are parties to the Composition with Creditors. These resolutions may be validly adopted with the favorable vote of 8/11 of the Directors who are in office.

The Code of Ethics approved by the Board of Directors of Parmalat S.p.A. on March 1, 2005, reserves for the exclusive jurisdiction of the Board of Directors all transactions (including investments and divestitures) that, because of their nature, strategic significance, amount or implied commitment, could have a material effect on the Company's operations, particularly when these transactions are carried out with related parties and identifies for this purpose the following transactions that may be executed by Parmalat S.p.A. or its subsidiaries:

- Placements of issues of financial instruments with a total value of more than 100 million euros;
- Granting of loans and guarantees, investments in and disposals of assets (including real estate) and acquisitions and divestitures of equity investments, companies, businesses, assets and other property valued at more than 100 million euros;
- Mergers and demergers, when at least one of the parameters listed below, when applicable, is equal to or greater than 15%:
  a) Total assets of the absorbed (merged) company or assets that are being demerged/total assets of the Company (taken from the consolidated financial statements, if available);
  b) Profit before taxes and extraordinary items of the absorbed (merged) company or assets earmarked for demerger/income before taxes and extraordinary items of the Company (taken from the consolidated financial statements, if available);
  c) Total shareholders' equity of the absorbed (merged) company or business earmarked for demerger/total shareholders' equity of the Company (taken from the consolidated financial statements, if available).

  For the purposes of this mergers of publicly traded companies and mergers between a publicly traded company and a privately held company are always deemed to be material operating, financial and asset transactions.

Information must also be provided about transactions that, while on their own involve amounts lower than the threshold listed above or that trigger the exclusive jurisdiction of the Board of Directors, are linked together in a strategic or executive project and taken together exceed the materiality threshold.

Consequently, transactions such as those listed above are not covered by the powers that the Board of Directors granted to the Chief Executive Officer on November 11, 2006.

A table showing the other requirements of the Code of Ethics approved by Board of Directors of Parmalat S.p.A. is provided on the following page.

Additional Requirements of the Code	Yes	No	**Brief explanation of the reason for not following the Code's recommendations**
System for the Delegation of Powers and Transactions with Related Parties			
Did the BoD delegate powers defining:			
a) the scope of the powers	X		
b) the manner in which they may be exercised	X		
c) the reporting intervals	X		
Has the BoD reserved jurisdiction over reviewing and approving transactions that could have a material effect on the Company's operating performance, balance sheet or financial position (including transactions with related parties)?	X		
Has the BoD defined guidelines and criteria to identify "material transactions"?	X		
Are these guidelines and criteria described in this Report?	X		
Has the BoD established specific procedures for the review and approval of transactions with related parties?	X		
Are the procedures for the approval of transactions with related parties described in this Report?	X		
Latest procedures for the election of Directors and Statutory Auditors			
Were the slates of candidates to the post of Director filed at least 15 days before the Shareholders' Meeting?		X	The Bylaws allow the filing of the slates of candidates up to five days prior to the date of the Shareholders' Meeting, convened on the first calling.
Were the slates of candidates to the post of Director filed together with adequate information?	X		
Were the slates of candidates to the post of Director filed together with affidavits by the candidates attesting that they qualified as independent Directors?	X		
Were the slates of candidates to the post of Statutory Auditor filed at least 15 days before the Shareholders' Meeting?		X	The Bylaws allow the filing of the slates of candidates up to five days prior to the date of the Shareholders' Meeting, convened on the first calling.
Were the slates of candidates to the post of Statutory Auditor filed together with adequate information?	X		
Shareholders' Meetings			
Did the Company approve Shareholders' Meeting regulations?		X	For the time being, the Company has not proposed the adoption of specific Shareholders' Meeting regulations because it believes that the power attributed by the Bylaws to the Chairman of the Meeting are sufficient to maintain an orderly performance of Shareholders' Meetings, thereby avoiding the risks and inconveniences that could result, should a Shareholders' Meeting fail to comply with Meeting regulations. Pursuant to article 10 of the Bylaws, the Chairman of the Meeting is responsible for ascertaining whether the Meeting has been properly convened, managing the progress of the Meeting and discussion of the items on the Agenda and verifying voting results.
Are these Regulations annexed to this Report?		X	
Internal Control			
Did the Company appoint Internal Control Officers?	X		
Are these Officers hierarchically independent of operational managers?	X		
Is there an organizational unit responsible for the internal control system (as per Article 9.3 of the Code)?	X		
Investor Relations			
Did the Company appoint and Investor Relations Officer?	X		
Contact information			Cristina Girelli - Tel: +39 0521 808550 E-mail: c.girelli@parmalat.net

The Current Board of Directors

The current Board of Directors was elected by the Shareholders' Meeting on November 8, 2005. It will remain in office until the Shareholders' Meeting that will be convened to approve the financial statements at December 31, 2007.

The current Board of Directors has 11 members:

Raffele Picella	Chairman
Enrico Bondi	Chief Executive Officer (*)
Vittorio Mincato	Independent Director
Marco De Benedetti	Independent Director (**)
Piergiorgio Alberti	Independent Director
Andrea Guerra	Independent Director
Carlo Secchi	Independent Director
Massimo Confortini	Independent Director
Marzio Saà	Independent Director
Erder Mingoli	Independent Director
Ferdinando Superti Furga	Independent Director

(*) Also serves as Chairman of Fondazione Creditori Parmalat.

(**) Also serves a Chief Executive Officer of the Carlyle Fund.

As of the date of this Report, the Parmalat Directors also served in different capacities at other publicly traded companies; financial, banking and insurance institutions, and large businesses. The table below show the posts held at other companies by Parmalat Directors:

Name of Director	***Posts held at other companies***
Raffaele Picella	Chairman of Banca Campania S.p.A. Statutory Auditor of Ansaldo Breda S.p.A. Chairman of the Board of Statutory Auditors of Ansaldo Trasporti Sistemi Ferrovia S.p.A.
Vittorio Mincato	Chairman of Poste Italiane SpA Director of FIAT SpA
Marco De Benedetti	Director of Cofide SpA Director of Pierrel SpA
Piergiorgio Alberti	Independent Director of Finmeccanica SpA
Andrea Guerra	Chief Executive Officer of Luxottica SpA Director of BNL
Carlo Secchi	Independent Director of Pirelli & C. SpA Independent Director of Tangenziali esterne di Milano (TEM) SpA Independent Director of Lloyd Adriatico SpA Independent Director of Mediaset SpA Independent Director of RAS SpA
Massimo Confortini	Independent Director of Caltagirone Editore SpA

Name of Director	Posts held at other companies
Marzio Saà	Director of Eridano Finanziaria Spa Independent Director of Juventus Football Club SpA Director of Same Deutz-Fahr Group SpA
Ferdinando Superti Furga	Chairman of the Board of Statutory Auditors of Fininvest SpA Chairman of the Board of Directors of Banca Intesa Infrastrutture e Sviluppo SpA Deputy Chairman of the Board of Directors of Societè Européenne de Banque SA Chairman of the Board of Statutory Auditors of Arnoldo Mondadori Editore SpA Statutory Auditor of Edison SpA Statutory Auditor of Telecom Italia SpA Chairman of the Board of Publitalia'80 SpA Chairman of the Board of Snamprogetti SpA
Erder Mingoli	Chairman of the Board of Directors of Lucchini Sidermeccanica SpA Chairman of the Board of Directors of Bari Fonderie Meridionali SpA Chairman of the Board of Directors of Lucchini UK Ltd Chairman of the Board of Directors of Lucchini Sweden AB Chairman of the Board of Directors of Lucchini Poland Sp. z.o.o.

Each independent Director certified that he or she qualified as independent when his name was placed in nomination. These qualifications were checked by the Board of Directors at the first Board meeting after the election and were verified again by the Board of Directors at its meeting of November 10, 2006. The Board of Directors concurs with the recommendation of the new Code of Conduct published by Borsa Italiana S.p.A., which states that substance rather than form should be the primary consideration when assessing the independence of Directors. Accordingly, it has agreed to review on a timely basis, after the approval of the draft of the 2006 Annual Report, the issues related to the independence requirements of Directors without executive authority in accordance with the recommendations of the new Code of Conduct published by Borsa Italiana S.p.A.

In addition to verifying the qualifications of independent Directors, as mentioned above, the Board of Directors conducted a review with regard to its size, composition and operating procedures, which it concluded with a positive overall assessment.

The Chairman and the Chief Executive Officer

On November 15, 2005, the Board of Directors appointed Raffaele Picella Chairman and Enrico Bondi Chief Executive Officer. Pursuant to the Bylaws, both are empowered to represent the Company vis-à-vis third parties and in court proceedings.
The Chief Executive Officer has been given the most ample powers to manage the Company's business. He may take all actions that are consistent with the Company's purpose, with the limits imposed by the applicable laws and excluding those transactions that fall under the sole jurisdiction of the Board of Directors.

At each meeting of the Board of Directors, as required by Article 2381 of the Italian Civil Code and Article 150 of Legislative Decree No. 58/98, the Chief Executive Officer reports to the Board of Directors and the Board of Statutory Auditors on the work he or she has performed, the use of the powers of attorney he has been granted and the material transactions not requiring the prior approval of the Board of Directors that were executed by the Company and its subsidiaries.

Meetings of the Board of Directors

To the extent that it is feasible, Directors and Statutory Auditors must receive, together with the notice of a meeting, documents explaining the items on the Agenda, except in urgent cases or when special confidentiality must be maintained. In these cases, a comprehensive discussion of the issues must take place. When necessary, the Chief Executive Officer may ask Company executives to attend Board meetings to provide useful information about the items on the Agenda.

In 2006, the Board of Directors met eight times. The attendance percentage of each Director is listed below:

R. Picella	100,0%
E. Bondi	100,0%
V. Mincato	100,0%
M. De Benedetti	87,5%
P. Alberti	75,0%
A. Guerra	75,0%
C. Secchi	100,0%
M. Confortini	100,0%
M. Saà	100,0%
E. Mingoli	100,0%
F. Superti Furga	100,0%

The independent Directors have indicated that they plan to meet separately in 2007. No such meeting were held in 2006.

A calendar of Board meetings that will be convened to review annual and interim results is communicated to Borsa Italiana in January and published on the Company website (www.parmalat.com).

Interests of Directors and Transactions with Related Parties

The Board of Directors is responsible for verifying that transactions in which a Director has a personal interest, either directly or for the benefit of a third party, are executed transparently and in a manner that is fair both substantively and procedurally.
Transactions with related parties, including intra-Group transactions, must be approved in advance by the Board of Directors, except for typical or regular transactions (i.e., transactions that in view of their purpose, type, characteristics or conditions are part of the Company's normal course of business and do not entail particular problems because of their characteristics or the risks presented by the counterpart or the timing of their execution) or transactions executed on standard terms (i.e., on terms consistent with market practices).

Transactions that require the approval of the Board of Directors are transactions that, because of their purpose, amount involved or implementation timing could have an impact on the safety of the Company's assets or on the fairness or completeness of accounting and other information.

When justified by the type or characteristics of a transaction, in order to avoid executing it on unfair terms, the Board of Directors may request that the transaction be executed with the support of one or more experts, who will be asked to render an opinion about the financial terms and/or conditions and/or fairness of the transaction.

Compensation

The total compensation allotted to the Directors currently in office was set at the Shareholders' Meeting held on November 8, 2005, which elected the current Board. On December 15, 2005, the Board of Directors approved a resolution that set the individual compensation of its members. This information is provided in the section of this report entitled "Compensation of Directors and Statutory Auditors."

5. *Committees*

The Board of Directors has established several internal committees that provide consulting support and submit proposals to the Board of Directors. The Board of Directors is informed about the activities of these Committees whenever a Board meeting is held.

Internal Control and Corporate Governance Committee

This Committee, which comprises three independent Directors without executive authority (Marzio Saà, Chairman; Carlo Secchi; and Ferdinando Superti Furga), performs a consulting and proposal-making function. Sessions of the Committee will be attended by the Chairman of the Board of Statutory Auditors.

The specific functions of this Committee include the following:

- It verifies that the internal control system is working effectively and supports the Board of Directors in defining guidelines for the internal control system. It also supports the Chief Executive Officer in defining the tools and methods needed to implement the internal control system.
- It assists the Board of Directors in performing the tasks described in Article 17, Letters d) and k), of the Bylaws.
- It evaluates the work plans prepared by the Internal Control Officers and reviews the reports these Officers are required to submit on a regular basis.
- It evaluates, together with the Company's accounting officials and the independent auditors, the effectiveness of the accounting principles and their consistent use in the preparation of the consolidated financial statements.
- It evaluates proposals put forth by independent auditors who are seeking the award of the audit assignment, their audit work plans and the findings contained in the audit report and the suggestion letter.
- It approves the annual audit plan.
- It reports to the Board of Directors at least semiannually (in conjunction with the approval of the annual and semiannual reports) on the work done and the adequacy of the internal control system.
- It performs any additional assignments it receives form the Board of Directors, particularly with regard to the relationship with the independent auditors.
- It supports the Board of Directors in the task of establishing the Oversight Board required by Legislative Decree No. 231/2001 and reviews the work performed by the Oversight Board.
- It ensures that the rules of corporate governance are complied with and updates these rules. It performs any other activity that it may deem useful or consistent with the performance of its functions.

In 2006, the Internal Control and Corporate Governance Committee met six times. Each meeting was attended by all Committee members and by the Chairman of the Board of Statutory Auditors. The Committee reviewed the valuation criteria and accounting principles applied to prepare the income statement and balance sheet prior to their submission to the Board of Directors, the Group's independent audit plan, the annual internal audit plan, the projects carried out to implement the Company's governance rules, the programs launched in connection with Legislative Decree No. 231/2001 and those concerning market abuse, focusing on the implementation of the Register of Parties that Have Access to Insider Information required pursuant to Article 115 *bis* of the Uniform Financial Code.
The Committee also provided the Board of Directors with a report reviewing the effectiveness of the internal control system.

Appointments and Compensation Committee

This Committee, which has three members (Carlo Secchi, Chairman; Andrea Guerra; and Marco De Benedetti), performs a proposal-making function.

The specific functions of this Committee include the following:

- It submits proposals to the Board of Directors regarding the appointment of a Managing Director and the names of Directors who will be coopted by the Board when necessary, as well as proposals regarding the compensation of Directors who perform special functions. A portion of the overall compensation paid to

the abovementioned individuals may be tied to the operating performance of the Company and the Group and may be based on the achievement of specific predetermined targets.

- At the request of the Chief Executive Officer, it evaluates proposals for the appointment and compensation of Chief Executive Officers and Board Chairmen of the main subsidiaries. A portion of the overall compensation paid to the abovementioned individuals may be tied to the operating performance of the Company and the Group and may be based on the achievement of specific predetermined targets. In performing this task, the Committee may request the input of the Manager of the Group Human Resources Department.
- At the request of the Chief Executive Officer, it defines the parameters used to determine the compensation criteria applicable to the Company's senior management and the adoption of stock option and share award plans or other financial instruments that may be used to provide an incentive to and increase the loyalty of senior management. In performing this task, the Committee may request the input of the Manager of the Group Human Resources Department.

In 2006, the Appointments and Compensation Committee met twice. Committee members Carlo Secchi and Marco De Benedetti attended both meetings. Committee member Marco Guerra attended one meeting. At those meetings, the Committee provided its input with regard to the appointments of Board Chairmen and Chief Executive Officers of Group subsidiaries and the Company's senior management team. It also reviewed the program for the management and development of the corporate staff.

Litigation Committee

This Committee, which comprises three independent Directors without executive authority (Massimo Confortini, Chairman; Ferdinando Superti Furga; and Vittorio Mincato), provides consulting support to the Chief Executive Officer on litigation related to the insolvency of the companies included in the Composition with Creditors. The Company's Corporate Counsel attends the meetings of this Committee.

The opinions rendered by the Committee with regard to individual issues in litigation are also forwarded to the Board of Directors ahead of the meeting that has the issues in question on its Agenda.

In 2006, the Litigation Committee met eight times. Each meeting was attended by all Committee members, who reviewed all settlement proposals prior to their approval by the Board of Directors

Compensation

On November 8, 2005, the Shareholders' Meeting approved a resolution awarding Directors who serve as committee members an additional variable compensation amount based on the actual number of committee meetings. This additional compensation is listed in the section of this Report entitled "Compensation of Directors and Statutory Auditors."

6. Board of Statutory Auditors

The Board of Statutory Auditors ensures that the Company operates in compliance with the law and the Bylaws and performs a management oversight function. By law, it is not responsible for auditing the financial statements, as this function is performed by independent auditors selected by the Shareholders' Meeting.

The Board of Statutory Auditors comprises three Statutory Auditors and two Alternates, all of whom are elected on the basis of slates of candidates to ensure that a Statutory Auditor and an Alternate are elected by minority shareholders. Only shareholders who, alone or together with other shareholders, hold a number of shares equal in the aggregate to at least 1% of the Company's shares that convey the right to vote at Regular Shareholders' Meetings are entitled to file slates of candidates.

As required by the Bylaws, in addition to a list of candidates, the shareholders must file, no later than five days prior to the Shareholders' Meeting, affidavits by which each candidate accepts to stand for election and attests, on his/her responsibility, that there is nothing that would bar the candidate's election or make the candidate unsuitable to hold office and that he/she has met the requirements for election to the respective

office. Each candidate must file a curriculum vitae together with his/her affidavit, listing his/her personal professional data.
The Parmalat Bylaws also contain provisions according to which individuals who serve as Statutory Auditors for more than 5 (five) Italian companies with shares are traded on a regulated Italian market may not be elected to the post of Statutory Auditor and, if elected, will be removed from office automatically.

The current Board of Statutory Auditors was elected at the Shareholders' Meeting of November 8, 2005. It will remain in office until the Shareholders' Meeting convened to approve the financial statements at December 31, 2007. It includes the following three Statutory Auditors:

Alessandro Dolcetti	Chairman
Enzio Bermani	
Mario Magenes	

The Board of Statutory Auditors, at a meeting held on November 9, 2006, ascertained that its members were qualified to serve in their capacity.

Compensation

On November 8, 2005, the Shareholders' Meeting approved a resolution concerning the compensation payable to the Board of Statutory Auditors. This compensation is listed in the section of this Report entitled "Compensation of Directors and Statutory Auditors."

7. Independent Auditors

The law requires that each year a firm of independent auditors ascertain that the Company's accounting records are properly maintained and faithfully present the results of operations, and that the statutory and consolidated financial statements fairly reflect the data in the accounting records, are consistent with the findings of the audits performed and comply with the applicable statutes.

Price Waterhouse Coopers has audited the Company's financial statements since the 2005 Annual Report. This assignment will end with the approval of the approval of the 2007 Annual Report.
At the Shareholders' Meeting convened to approve the financial statements at December 31, 2006, the shareholders will be asked to extend the audit assignment for the duration allowed by Legislative Decree No. 303/06, i.e., until the approval of the financial statements at December 31, 2013.

8. Internal Control System

The Company's internal control system is designed to ensure the efficient management of its corporate and business affairs; to make management decisions that are transparent and verifiable; to provide reliable accounting and operating information; to ensure compliance with the applicable statutes; to protect the Company's integrity; and to prevent fraud against the Company and the financial markets in general.

The Board of Directors defines the guidelines of the internal control system and verifies its effectiveness in managing business risks.

The Chief Executive Officer defines the tools and procedures needed to implement the internal control system in a manner that is consistent with the guidelines established by the Board of Directors and ensures that the overall system is adequate, functions correctly and is updated in response to changes in the operating environment and in the statutory and regulatory framework.

The internal control system defined by the Board of Directors must have the following general characteristics:
- at the operating level, authority must be delegated in light of the nature, typical size and risks involved for each class of transactions, and the scope of authority must be consistent with the assigned task;
- the organization must be structured to avoid function overlaps and concentration under one person, without a proper authorization process, of multiple activities that have a high degree of danger or risk;

- each process must conform with an appropriate set of parameters and generate a regular flow of information that measures its efficiency and effectiveness;
- the professional skills and competencies available within the organization and their congruity with the assigned tasks must be checked periodically;
- operating processes must be geared to produce adequate supporting documents, so that their congruity, consistency and transparency may be verified at all times;
- safety mechanisms must provide adequate protection of the Company's assets and ensure access to data when necessary to perform required assignments;
- risks entailed by the pursuit of stated objectives must be identified and adequately monitored and updated on a regular basis, and negative elements that can threaten the organization's operational continuity must be assessed carefully and protections adjusted accordingly;
- the internal control system must be supervised on an ongoing basis and reviewed and updated periodically.

Specifically, the Group's internal control system performs two distinct functions at the operational level:
- Line control, which includes all of the control activities that the Group's individual operating units and companies apply to their processes. These control activities are a primary responsibility of operational managers and are deemed to be an integral part of all Company processes.
- Internal auditing, which is performed by a separate Company organization. The purpose of the internal auditing function is to help the Risk Management office identify and minimize the different types of risks to which the Company is exposed. It accomplishes this goal by monitoring line controls in terms of their effectiveness and the results they produced.

The Board of Directors uses the support of the Internal Control and Corporate Governance Committee to ensure that the guidelines provided above are complied with.
In 2006, the Board of Directors asked the manager of the Group Internal Audit Office to also serve as Internal Control Officer. The Internal Control Officer is hierarchically independent of executives that oversee operational departments and report directly to the Chief Executive Officer. The Internal Control Officer provides information on an ongoing basis to the Internal Control and Corporate Governance Committee and the Board of Statutory Auditors.

The internal control system has been upgraded with the adoption of the Organization and Management Model required by Legislative Decree No. 231/2001. On November 10, 2006, the Board of Directors approved the Model and appointed an Oversight Board that, in accordance with the abovementioned Decree, will be responsible for overseeing the implementation of the Model. The members of the Oversight Board are an independent Director, a Statutory Auditor and the Internal Audit Manager.

Following the approval of the Organization and Management Model by the Parent Company, the Group implementing the process of helping the Italian subsidiaries implement/upgrade similar Models.

Lastly, the Company began to carry out the activities required to achieve compliance with the regulatory requirements of Law No. 262/05, as amended by Legislative Decree No. 303/06, particularly with regard to the provisions concerning the Officer responsible for the preparation of accounting documents.

The Board of Directors accepted and concurs with the recommendation expressed by the Internal Control and Corporate Governance Committee on the occasion of a meeting held on March 8, 2007, according to which: *"the Committee, based on the report submitted by the Internal Control Officer, finds that the internal control system of Parmalat S.p.A. is adequate and operates effectively and recommends the completion of the risk assessment program (already partly implemented with the Management Control project carried out as part of the Organization Model required by Legislative Decree 231 and the SCI - Internal Control System Project), with the goal of providing Parmalat S.p.A. with a comprehensive risk management system."*

9. Handling of Corporate Information

Company Directors, Statutory Auditors and employees are required to treat as confidential the documents and information to which they may become privy in the performance of their functions and must comply with the procedure specifically established for the public disclosure of said documents and information.

Among other issues, the Company's Code of Ethics defines the functions, operating procedures and responsibilities that relate to the communication and dissemination of information concerning the Company and the Group. In all cases, the dissemination of such information requires the prior approval of the Company's Chief Executive Officer.

The Company has also adopted an Internal Dealings Handling Code, which governs the disclosure requirements and conduct obligations associated with transactions involving financial instruments issued by the Company in an amount greater than 5,000.00 euros, as required by Consob Regulation No. 11971, by so-called Significant Persons who may have access to insider information about the Company and the Group.

Lastly, the Company established the Register of Parties that Have Access to Insider Information required pursuant to Article 115 *bis* of the Uniform Financial Code. This register, which is operated with a special software, has been prepared in accordance with Consob guidelines in order to provide an accurate flow of corporate data and is operated in a manner that specifically takes into account the risks inherent in all material corporate information. The Corporate Affairs Office is responsible for managing the register.

10. Communications with Shareholders and Institutional Investors

The Company supports any initiative that encourages the largest possible number of shareholders to attend Shareholders' Meetings and helps them exercise their rights.

As requires by the relevant provisions of the statutes currently in force, all relevant information is promptly communicated to the financial markets and is made available at the Company website: www.parmalat.com.

In addition to the opportunities provided by the Shareholders' Meetings, the Company's dialog with its shareholders and institutional investors continues on the occasion of regular meetings with members of the Italian and international financial communities organized by the Investor Relations Office and with the support of the Corporate Affairs Office.

11. Information About Compliance with the Recommendations of the Code of Conduct for Listed Companies Published by Borsa Italiana S.p.A. in March 2006 ("the Code")

The instructions contained in Section IA.2.6 of the Market Regulations approved by Borsa Italiana on January 15, 2007 require that the Corporate Governance Report published concurrently with the approval of the 2006 financial statements provide information about the implementation of the Code of Conduct published by Borsa Italiana S.p.A. in March 2006 ("the Code").

The information must be detailed and indicate any discrepancies with the Code, explaining the reasons for these discrepancies and the actions that will be taken to comply with the recommendations of Borsa Italiana.

In addition to making reference to the comments provided in Section 4 of this Report, additional information is provided below, reviewing in sequence the chapters of the Code:

Functions of the Board of Directors

The Board of Directors has sole jurisdiction on the issues suggested by Borsa Italiana in the Code and the Code implementation guidelines. However, the exclusive jurisdiction of the Board of Directors is not expressly stated with regard to: i) assessing the overall effectiveness of the accounting systems of the issuer and its strategically significant subsidiaries as implemented by the respective Chief Executive Officers, particularly insofar as it applies to the internal control systems and the handling of conflicts of interest; ii) assessing the Group's overall operating performance, taking into account the specific information provided by Directors to whom it has delegated executive powers, and comparing on a regular basis actual and budgeted results.

In this area, both the Bylaws and the Code of Ethics assign to the Boards of Directors exclusive jurisdiction with regard to: i) assessing the effectiveness of the overall organizational and administrative structure of the Company and the Group; ii) overseeing the Group's overall operating performance, focusing in particular on conflict-of-interest situations *and taking into account the specific information provided* by Directors to whom it has delegated executive powers, the Executive Committee (if one has been established) and the Internal Control and Corporate Governance Committee, and comparing on a regular basis actual and budgeted results.

As required by Article 10 of the Company Bylaws, until the approval of the financial statements for the year ending December 31, 2009, any amendment to the provisions of the Bylaws that concerns issues over which the Board of Directors has exclusive jurisdiction requires the favorable vote of shareholders representing at least 95% of the share capital.

Even though neither the Bylaws nor the Code of Ethics require that the Board of Directors perform, at least once a year, an assessment of the appropriateness of its size and its effectiveness and of those of its Committees (providing, if appropriate, an indication of the professional skills that would be most desirable), the Board of Directors has performed such an assessment with positive results.

Thus far, the Board of Directors has not expressed an opinion as to the maximum number of Boards of Directors and Boards of Statutory Auditors (of publicly traded companies, financial institutions, insurance companies and large enterprises) on which Company Directors and Statutory Auditors may serve compatibly with an effective performance of their duties.

As to the functions of Directors, the initial section of Article 13 of the Bylaws reads as follows:

"Article 13 – Obligations Incumbent Upon Directors

Directors bring to the Company the unique professional skills they posses and must be aware of the tasks and responsibilities entailed by their office. Directors must act and deliberate with full understanding of the issues at hand and with full autonomy, while pursuing the objective of creating value for the shareholders. Directors may accept their appointment only when they believe that they will be able to devote sufficient time to the task of discharging their duties, based on the number of Boards of Directors or Boards of Statutory Auditors of companies with shares traded on regulated markets, in Italy or abroad, or Boards of banking, insurance or large private companies on which they may be serving. *Directors will treat as confidential any* information to which they may have access through the office they hold. The Chairman and any Managing Directors shall inform the Board of Directors of new legislative or regulatory developments that affect the Company or its corporate governance bodies. ……. OMISSIS "

This provision is consistent with the recommendations of the Code.

Composition of the Board of Directors

Article 14 of the Bylaws state that the Chairman of the Board of Directors is never allowed to combine his or her office with that of Managing Director. This provision implements one of the guidelines provided in the Code by Borsa Italiana with the objective of avoiding the concentration of corporate governance function in a single person. It is also consistent with best international practice, according to which it is best to avoid concentrating multiple functions in a single person without appropriate checks and balances. Specifically, a frequent recommendation is to separate the functions of Chairman and Chief Executive Officer, who is a Director that, by virtue of the powers that have been delegated to him or her and the specific manner in which he or she exercises those powers, is chiefly responsible for managing the Company.

The Company is not required to appoint a Lead Independent Director, since the Code published by Borsa Italiana recommends it in those case in which the Chairman is the person who controls the issuer or is chiefly responsible for managing the Company.

Independent Directors

Article 12 of the Bylaws lists the independence requirements for Directors without executive authority (consistent with the recommendations provided by Borsa Italiana in the Code of Conduct published in 2002),

According to Article 10 of the Bylaws, any amendment to the abovementioned Article of the Bylaws will require, until the financial statements for the fiscal year ended December 31, 2009 have been approved, the favorable vote of shareholders representing at least 95% of the share capital, whether the Meeting is held on the first or a subsequent calling.

Handling of Corporate Information

Article 13 (Obligations Incumbent Upon Directors) and Article 22 (Obligations Incumbent Upon the Board of Statutory Auditors) are consistent with the Code's guidelines. Moreover, as explained in Section 9 of this Report, the Company has adopted an Internal Dealing Handling Code.

Establishing and Operating Internal Board of Directors Committees and Appointment and Compensation of Directors

As explained in Section 5 of this Report, the Company has adopted the Code's implementation guidelines. The establishment of Committees is also required by Article 18 of the Bylaws.

As for the appointment of Directors, as explained in Section 4 of this Report, on the occasion of the next Shareholders' Meeting convened to elect new corporate governance bodies, the Board of Directors intends to recommend that shareholders file slates within the 15 (fifteen) days deadline recommended by Borsa Italiana S.p.A. in the Code of Conduct approved on March 2006, even though the deadline set forth in the Bylaws will remain at 5 (five) days.

Internal Control System

As explained in Section 8 of this Report, the Company has adopted the Code's implementation guidelines, taking into account the recommendations provided by the Internal Control and Corporate Governance Committee, which are listed on page 13. The Board of Directors performs a central role with regard to internal controls: it is responsible for adopting a system that is appropriate for the Company's characteristics. The necessary analytical work is the responsibility of the Internal Control and Corporate Governance Committee (whose members are exclusively independent Directors), which provides consulting support and makes recommendations to the Board. The function of this Committee is different from the function performed by the Board of Statutory Auditors. The Chairman of the Board of Statutory Auditors or a Statutory Auditors designated by the Chairman of the Board of Statutory Auditors attends the meetings of the Internal Control and Corporate Governance Committee.

Interests of Directors and Transactions with Related Parties

As explained in Section 4 of this Report, the provisions of the Code of Ethics are consistent with the Code's recommendations. Specifically, Section 14 of the Code of Ethics states that: i) Substantive fairness, particularly with regard to nonrecurring or otherwise material transactions, is achieved by following action guidelines that are consistent with best international practices, which have found widespread acceptance in Italy, and include the use of advisors for the preparation of fairness opinions and outside counsel for the issuance of legal opinions. When highly significant transactions are involved, in keeping with the principles of independence, the Board of Directors must use different experts for each related party. ii) Based on the nature, value and other characteristics of the transaction, the Board of Directors will rely on the advice of one or more experts to determine if the terms of the transaction are fair. Depending on the circumstances, these experts will be called upon to express an opinion about the financial terms and/or lawfulness and/or technical aspects of the transaction. iii) In choosing the abovementioned experts, the Board of Directors must approach individuals of proven professional skill and competence in the applicable subject area, and their independence and lack of conflict of interest must be checked carefully. In the most significant cases, in keeping with the principles of independence, the Board of Directors must use different experts for each related party.

Statutory Auditors

As explained in Section 6 of this Report, the Company has adopted the Code's recommendation.

Shareholder Relations

As explained in Sections 2 and 10 of this Report, the Company has adopted the Code's recommendations. The Board of Directors has not asked shareholders to approve regulation to govern the handling of Shareholders' Meetings, since it believes that, pursuant to Article 10 of the Bylaws, the Chairman of the Board of Directors has sufficient powers, using if needed the support of assistants, to determine whether a Shareholders' Meeting has been properly convened, verify the identities and eligibility of the attendees, conduct an orderly meeting and verify the outcomes of votes. However, Article 10 of the Bylaws does provide the option of adopting Shareholders' Meeting regulations.

Planned Activities

The Board of Directors intends to discuss on a timely basis, but not later than the first meeting it will hold following the approval of the draft 2006 Annual Report, the matter of the clarifications that may be appropriate with regard to a description of the issues that should be reserved for the exclusive jurisdiction of the Board of Directors and the adoption of independence requirements for Directors without executive authority that are consistent with the Code's guidelines, and will express its views with regard to the maximum number of Boards of Directors and Boards of Statutory Auditors on which it is permissible to serve.

Compensation of Directors and Statutory Auditors

On November 8, 2005, the Shareholders' Meeting approved a resolution granting to the Board of Directors a total annual compensation of 1,000,000.00 euros. On December 15, 2005, the Board of Directors allocated this amount as follows:

- To each Director a fixed fee of €20,000.00 and a variable fee of up to €20,000.00, based on the percentage of attendance at Board meetings, as follows:
  - for less than 50% attendance €0;
  - for an attendance between 50% and 70% €10,000.00;
  - for an attendance greater than 70% €20.000.00;
- For the Chairman an additional fee of €210,000.00;
- For the Chief Executive Officer and additional fee of €350,000.00.

In addition, Directors who serve on Board Committee receive an attendance fee for each meeting amounting to 5,00 euros for the Committee Chairman and 3,000 euros for the other Committee members.

Compensation for 2006 – Amounts in thousands of euros

Directors	Fixed annual fee	Variable fee	Committee attendance fee	Oversight Board fee	Total compensation for posts held at the company preparing annual financial statements at 12/31/06	Non-cash benefits	Bonus and other incentives	Other compensation
Raffaele Picella	230	20			250			
Enrico Bondi	370	20			390			
Vittorio Mincato	20	20	24		64			
Marco De Benedetti	20	20	6		46			
Piergiorgio Alberti	20	20			40			
Andrea Guerra	20	20	3		43			
Carlo Secchi	20	20	28		68			
Massimo Confortini	20	20	40		80			
Marzio Saà	20	20	30	8,8	78,8			
Erder Mingoli	20	20			40			
Ferdinando Superti Furga	20	20	42		82			
	780	**220**	**173**	**8,8**	**1.181,8**	**===**	**===**	**===**
Statutory Auditors								
Alessandro Dolcetti	50				50			
Enzio Bermani	35				35			13,6
Mario Magenes	35			8,8	43,8			
	120	**===**	**===**	**8,8**	**128,8**	**===**	**===**	**13,6**

On November 8, 2005, the Shareholders' Meeting also approved the annual compensation payable to the members of the Board of Statutory Auditors, as follows: 50,000 euros for the Chairman and 35,000 euros for each Statutory Auditor.

EQUITY INVESTMENTS HELD BY MEMBERS OF THE CORPORATE GOVERNANCE BODIES

FIRST AND LAST NAME	INVESTEE COMPANY	NUMBER OF SHARES HELD at January 1, 2006	NUMBER OF SHARES BOUGHT in 2006	NUMBER OF SHARES SOLD in 2006	NUMBER OF SHARES HELD at December 31, 2006
Directors					
Raffaele Picella	---	---	---	---	---
Enrico Bondi	---	---	---	---	---
Massimo Confortini	---	---	---	---	---
Marco De Benedetti	---	---	---	---	---
Ferdinando Superti Furga	---	---	---	---	---
Andrea Guerra	---	---	---	---	---
Vittorio Mincato	---	---	---	---	---
Piergiorgio Alberti	---	---	---	---	---
Erder Mingoli	---	---	---	---	---
Marzio Saà	---	---	---	---	---
Carlo Secchi	---	---	---	---	---
Statutory Auditors					
Alessandro Dolcetti	---	---	---	---	---
Enzio Bermani	---	---	---	---	---
Mario Magenes	---	---	---	---	---

END